
05008943

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Seiko Epson Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



PROCESSED
JUN 15 2005
THOMSON FINANCIAL

FILE NO. 82- 34746 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/14/05

82-34746

RECEIVED
2005 JUN 14 A 10:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 9, 2005

ARLS
3-31-05

Office of International Corporate Finance
Room 3094 – Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commissionwith the information listed in Annex A attached hereto required by Rule 12g3-2(b).

If you have any further questions or requests for additional information pleasedo not hesitate to contact Toshio Hanaoka of Investor Relations Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation

By: T. Mukawa
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Department

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(Extract English translation of the documents listed below is included in EXHIBIT A, attached hereto)

1. Annual Business Report (from April 1, 2004 to March 31, 2005)

2. Notice of the 63rd Ordinary General Meeting of Shareholders

3. Press Release

	Date	Title
(1)	March 11, 2005	U.S. Court Rules Ink Cartridge Infringes Epson's U.S. Patents
(2)	March 23, 2005	On the Merger of Epson Sales Japan Corporation and Epson OA Supplies Corporation

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B, attached hereto)

	Date	Title
1.	April 26, 2005	Brief Statement of Consolidated Results for Year Ended March 31, 2005
2.	April 26, 2005	Supplementary Information Consolidated year ended March 31, 2005
3.	April 26, 2005	Full-Year Financial Results Fiscal Year 2004 (Ending March 2005) Mid-Range Business Plan (Action07), Year 2

4. Press Release

	Date	Title
(1)	March 16, 2005	Split-Off of Quartz Device Business and Merger with Toyo Communication Equipment
(2)	March 23, 2005	Announcement of Revised Financial Results Outlook
(3)	April 1, 2005	Epson Establishes "Exceed Your Vision" as New Global Tagline
(4)	April 19, 2005	Epson Begins Full-Scale Production of HTPS Panels at New Chitose Plant
(5)	April 26, 2005	Epson Announces Executive Personnel Changes
(6)	April 26, 2005	Consolidated Results for the Year Ended March 31, 2005
(7)	April 27, 2005	Sanyo Epson Announces Executive Personnel Changes
(8)	May 20, 2005	Announcement of Partial Correction to Consolidated Results for Year Ended March 31, 2005

EXHIBIT A

EXTRACT TRANSLATION

Set out below is the extract English translation of the documents referred to in ANNEX A, Section A.

Section A item 1

Annual Business Report (from April 1, 2004 to March 31, 2005)

[Translation]

ANNUAL BUSINESS REPORT
[From April 1, 2004 to March 31, 2005]

RECEIVED
2005 JUN 14 A 10:

Table of Contents

To our shareholders	1
Special: The ink-jet printer creates new possibilities in the field of Art	4
A look at sales by business segment	8
Management topics	12
Environmental activities	14
Financial highlights	16
Overview of Consolidated Accounts	17
Overview of Non-consolidated Accounts	19
Expansion of global businesses	20
Corporate information and share information	21

To Our Shareholders

We hope that this finds you well and thriving. As always, we appreciate your warm support for Epson's business management, and we are proud to present to you our 2004 annual report for you to review.

Fiscal Year Performance

Looking back at the economic environment, overseas, the Chinese economy continued to grow and the economic climate in the United States and Europe grew and recovered. The Japanese economy continued to show improvement, but in the last half of the fiscal year appeared lethargic in certain areas, such as consumer spending and production activity.

In Epson's major market, the ink-jet printer market, the shift in sales continued toward the multi-function printer with the printer, scanner, and copy functions. Also, for the single function printer (a single-function machine) demand increased for the photo-printer and the compact printer exclusively for photographs mainly in the United States and Europe market. The laser printer market expanded, with color printers driving the trend, but prices dropped there as well.

In the projector market, adding to the existing demand for projectors for use at meetings and presentations, demand for projectors on the educational market increased, and projectors in the home market also became popular in Japan and Europe. On the other hand, the price decline that seemed to be coming to a halt recommenced in the last half of the fiscal year. Sales of micro-device projection TVs, however, are rapidly expanding, particularly in the United States.

The market for electronic devices for mobile phones started to show steady development. The reason behind this is that consumers in West Europe, North America, and China are switching to mobile phones with color display screens, and that demand continues to grow strongly in the emerging markets of Central and South America, India, and Russia.

In the precision machines market, sales of commodities for individual consumers, such as watches and optical lenses, continued to show little growth, but sales of FA systems and optical devices have shifted up a gear, which is due to strong demand in digital consumer equipment.

Under these market conditions, Epson has worked hard to develop a stable and lucrative business position in which it can perform steadily in any market environment: it has radically reformed the company's profit-making system and has taken measures to lower the total-cost ratio, with a focus on reforming the profit-loss structure in finished products departments such as the information-related equipment department. Also, from October 1, 2004, Sanyo Epson Imaging Device Corporation, a joint venture company established by the integration of the LCD division of Epson and that of Sanyo Electric Group, started its business.

With regard to product development, in the inkjet printer business the release of Picture Mate, a mobile compact photo printer capable of printing pictures from digital cameras or mobile camera phones without using a computer, was a big step toward realizing home developing, printing and enlarging (DPE). For the year-end sales battle, the product line-up was reinforced due to the assumption that the multi-function printer market would expand. In

the imaging equipment business, the "Living Station," a large LCD projection TV featuring high-temperature polysilicon panels, was released into the Japanese market after its introduction to the United States market last year. And in the electronic device business, Epson made capital investments to raise the productivity of devices for mobile phones and imaging equipment and has continued its drive to reduce costs to better its business position.

The average exchange rate for this fiscal year was 107.55 yen for the U.S. dollar and 135.19 yen for the Euro, with the U.S. dollar ending 5% stronger than the yen and the Euro ending 2% weaker than the yen.

As a result, sales for this fiscal year ended at 1,479,749 million yen (an increase of 4.7% over the previous year) and operating income at 90.967 billion yen (an increase of 17.5% over the previous year) current income at 85.340 billion yen (an increase of 15.8% over the previous year), and interim net profit at 55,688 million yen (an increase of 46.4% over the previous year).

Change in Management

As of April 1, 2005, Seiji Hanaoka, the previous Executive Vice President assumed the post of COO and President and the previous CEO and President, Saburo Kusama, assumed the post of CEO and Chairman. The reasons for the replacement of the President is because a year and a half has passed from the Company's longstanding goal of going public, which has resulted in the Company gaining greater recognition in the market, reinforcements in the company's business structure started to produce results, and the timing was right to assign the top management post to a young generation, a movement that has been considered for the past several years.

The new President, Hanaoka, has contributed to the development of photo-printers with high image quality in Epson's printer business, its integral business domain. He has also been driving rapid growth by coordinating the mid-term business plan "Action 07" and has been a core member of top management. Under the leadership of the newly appointed President, Epson will reinforce its corporate structure to realize an ordinary profit rate of 9% or more.

Management Strategy for 2005

Since 2004 was the initial year of the mid-term business plan "Action 07," Epson tackled various managerial issues, with divided results: some businesses showed clear signs in their results of successfully implementing structural reforms, while other businesses were not sufficiently successful in terms of their results, having been affected by various market environmental changes.

Epson has therefore decided to make 2005, as the second stage of "Action 07," a year for conducting a systematic analysis on environmental changes and market trends in each business, and a year to implement specific measures based on growth scenarios. Currently, prices continue to plunge to lower levels and competition increases in intensity, especially in the electronic device business, all of which place Epson in a harsh business environment. But Epson will push steadily ahead with making new products, actively developing new technologies, and taking steps to reduce costs, all with the aim of taking Epson to the next growth level. And combining these efforts with the information related equipment business, we will aim to establish a high-profit generating business structure.

Global Tag Line: "Exceed Your Vision"

Epson has grown by producing products and services that are appreciated by its customers. But in order to grow further, Epson believes that it needs to practice "manufacturing from a Customer's standpoint" and conduct businesses that Exceed our customer's expectations and Vision. Based on these beliefs, we established the global tag line of "Exceed your Vision." This tag line is a corporate maxim shared by the Seiko Epson Group members around the world, as well as a message to our stakeholders. We will use this tagline along with the Epson logo on a long-term basis.

Epson will continue to raise its corporate value through technical innovation, impressing and inspiring our customers, and by continuously introducing innovational and high-value added products in the market.

To our shareholders and all other stakeholders, we look forward to earning your continued your support and guidance in the future.

May 2005

CEO and Chairman
Saburo Kusama

COO and President
Seiji Hanaoka

(translation omitted)

A Look at Sales by Business Segment

Epson's businesses are composed of 3 segments: Information-related equipment, Electronic devices, and Precision products. Here, the strategies for the major businesses (major products) of each segment are explained. The breakdown of the net sales and operating profit of each business segment for fiscal years ending March 2002-2005.

Net Sales by Business Segment

(All units: 100 million yen)

	FY2001	FY2002	FY2003	FY2004
Consolidated sales	12,741	13,224	14,132	14,797
Information-Related Equipment Business	9,022	9,158	9,203	9,460
Electronic Devices Business	3,120	3,542	4,411	4,826
Precision Products Business	781	797	811	811
Others	258	263	294	345
Elimination and Corporate	(442)	(537)	(588)	(645)

(Note) Fractions less than one million yen in the above table are rounded off.


(100 million yen)
20,000
15,000
10,000
5,000
0
-5,000
2001
2002
2003
2004
Others
Precision Products Business
Electronic Devices Business
Information-Related Equipment Business
Elimination and Corporate

Operating Profit by Business Segment

(All units: 100 million yen)

	FY2001	FY2002	FY2003	FY2004
Consolidated operating profit	261	493	774	909
Information-Related Equipment Business	588	804	459	615
Electronic Devices Business	(223)	(280)	406	385
Precision Products Business	(41)	6	28	24
Others	(105)	(37)	(120)	(130)
Elimination and Corporate	44	0	0	14

(Note) Fractions less than one million yen in the above table are rounded off.



(100 million yen)
1,200
1,000
800
600
400
200
0
-200
-400
2001
2002
2003
2004
Elimination and Corporate
Others
Precision Products Business
Electronic Devices Business
Information-Related Equipment Business

(translation omitted)

Management Topics

Epson business and capital tie-up with Toyo Communication Equipment to integrate their quartz businesses

Epson has decided to integrate its quartz business with Toyo Communication Equipment Co., Ltd. ("Toyo Com") around October 1, 2005. In order to strengthen its ties with Toyo Com prior to the scheduled business integration, Epson has subscribed for 2.7 billion yen of a total 5.4 billion yen's worth of convertible bonds with stock acquisition rights issued by Toyo Com.

The quartz device is the key device in digital information equipment. In the last few years since it has been used in mobile phones, its market has expanded on to the international arena and demand has risen steadily.

But the market environment has changed substantially, because of the fluctuation in demand levels due to the market's expansion and the eruption of harsh price competition. Also, investing in research and development and facilities has become more important, since there is an increasing need for smaller, more high performance products and mass production. It is also evident that there is a need for a quicker research and development framework and a more efficient manufacturing structure.

Amid this environment, our company and Toyo Com will aim to become the leading companies in the quartz device business by drawing from Epson's and Toyo Com's strengths and generating a synergistic effect.

Epson, Fujitsu General, Hitachi, Matsushita, Sanyo. and Sony establishes a group to spread its 3LCD projection products into the market.

Epson established the "3LCD Group" together with Fujitsu General, Hitachi, Ltd., Matsushita Electric Industrial Co., Ltd., Sanyo Electric Co., Ltd. and Sony in order for ordinary customers and experts to recognize the characteristics and advantages of the 3-panel liquid crystal display system ("3LCD"), which uses 3 layers of high-temperature poly-silicon TFT liquid crystal panels for liquid crystal projectors.

The mission of the newly established 3LCD Group is to spread to ordinary customers and experts the advantages of the 3LCD system through promotional activities, product demonstrations, and the latest industry news. We will communicate the characteristics of the 3LCD method that differentiate it from other methods already existing in the market.

Already 9 million yen's worth of projection-related products using 3LCD projection systems, such as projectors and large liquid display projection TVs, have been sold, and the number of sales is still increasing. Epson will strive to improve the 3LCD technology and increase the its sales in the market.

(translation omitted)

Financial Highlights

(All units: 100 million yen)

	FY2001 (April 1, 2001, through March 31, 2002)	FY2002 (April 1, 2002, through March 31, 2003)	FY2003 (April 1, 2003, through March 31, 2004)	FY2004 (April 1, 2004, through March 31, 2005)
Net sales	12,741	13,224	14,132	14,797
Operating profit	261	493	774	909
Ordinary income	192	417	736	853
Current net income (loss)	(184)	125	380	556
Total assets	12,416	11,976	12,070	12,982
Shareholder's equity	2,803	2,813	4,143	4,728
Statistics per share (yen):				
Current Net asset (loss)	(121.37)	81.08	204.70	283.60
Current net income after adjustments of residual stocks	-	-	204.53	-
Shareholder's equity	1,846.05	1,851.13	2,110.20	2,408.13

(Note) Fractions less than one million yen in the above table are rounded off.

Net Sales



(100 million yen)
15,000
12,000
9,000
6,000
3,000
0
2001
2002
2003
2004

Operating Profit／Ordinary Income／Current Net Income (Loss)



(100 million yen)
1,000
800
600
400
200
0
−200
2001
2002
2003
2004
Operating Profit
Ordinary Income
Current Net Income (Loss)

Total Assets／Shareholder's Equity



(100 million yen)
15,000
12,000
9,000
6,000
3,000
0
2001
2002
2003
2004
Total Assets
Shareholder's Equity

Outline of the Consolidated Balance Sheet

(All units: 100 million yen)

	FY 2004 (As of March31, 2004)	FY 2003 (As of March 31, 2004)
Assets		
Current assets:	**7,471**	**7,097**
Cash and cash equivalents	2,355	2,662
Notes and accounts receivable, trade	2,561	2,103
Inventories	1,766	1,558
Others	823	809
Allowance for doubtful accounts	(36)	(37)
Property, plant, and equipment:	**5,510**	**4,973**
Tangibles	4,413	3,930
Buildings and structures	4,197	3,761
Machinery and equipment	5,211	4,694
Furniture and fixtures	1,882	1,768
Land	588	521
Others	77	123
Accumulated depreciation	(7,543)	(6,939)
Intangibles	265	231
Investments and other assets	831	811
Investment securities	498	390
Other assets	340	427
Allowance for doubtful accounts	(7)	(7)
Total assets	**12,982**	**12,070**

	FY 2004 (As of March31, 2004)	FY 2003 (As of March 31, 2004)
Liabilities		
Current liabilities:	**5,050**	**4,181**
Notes and accounts payable, trade	1,450	1,323
Short-term bank loans	306	634
Current portion of long-term debt	1,046	473
Accounts payable	1,190	817
Other	1,056	932
Fixed liabilities	**2,936**	**3,720**
Long-term debt	2,599	3,467
Other current liabilities	337	252
Total current liabilities	**7,986**	**7,901**
Minority shareholders equity		
Minority shareholders equity	**266**	**25**
Shareholders' equity:		
Common stock	532	532
Additional paid-in capital	795	795
Retained earnings	3,509	2,995
Net unrealized gains on other securities	37	30
Translation adjustments	(145)	(209)
Treasury stock	(0)	(0)
Total shareholders' equity	**4,728**	**4,143**
Total liabilities, minority shareholders equity, and shareholders' equity	**12,982**	**12,070**

The main point of the balance sheet

Total Asset

Increased by 91,100 million compared to 2003 due to the start-up of Sanyo Epson Imagine Devices Corporation

Shareholder's Capital

Increased by 58,500 million compared to 2003 due to increase in profit

Outline of Consolidated Statements of Income

(All units: 100 million yen)

	FY 2004 (April 1, 2004, through March 31, 2005)	FY 2003 (April 1, 2003, through March 31, 2004)
Net sales	14,797	14,132
Operating income	909	774
Ordinary Income	853	736
Income before income taxes etc.	736	650
Net income for the fiscal year	556	380

Outline of Consolidated Statements of Cash Flow

(All units: 100 million yen)

	FY 2004 (April 1, 2004, through March 31, 2005)	FY 2003 (April 1, 2003 through September 30, 2004)
Cash flows from operating activities	1,624	1,826
Cash flows from investing activities	(993)	(653)
Cash flows from financing activities	(963)	(409)
Effect of exchange rate fluctuations on cash and cash equivalents	30	(35)
Net increase (decrease) in cash and cash equivalents	(302)	728
Cash and cash equivalents at the beginning of the year	2,651	1,922
Cash and cash equivalents at the end of the year	2,349	2,651

Current Net Income (Loss) per share／Shareholder's Equity per share


(yen)
2,500
2,000
1,500
1,000
500
0
-500
2001
2002
2003
2004
Current Net Income (Loss) per share
Shareholder's Equity per share

Principle management index


(unit: %)
16
12
8
4
0
-4
-8
2001
2002
2003
2004
ROA : Ordinary Income／Total Assets
ROS : Ordinary Income／Net Sales
ROE : Current Net Income (Loss)／Shareholder's Equity

Overview of Non-consolidated Accounts

Outline of Non-Consolidated Balance Sheet

(All units: 100 million yen)

	FY 2004 (As of March 31, 2005)	FY 2003 (As of March 31, 2004)
Assets		
Current assets:	**4,052**	**5,259**
Cash and cash equivalents	1,367	1,881
Notes and accounts receivable, trade	1,457	1,753
Inventories	571	662
Others	655	962
Allowance for doubtful accounts	(0)	(0)
Property, plant, and equipment:	**5,318**	**5,313**
Tangibles	2,930	3,263
Buildings	1,233	1,359
Machinery and equipment	883	994
Land	499	515
Others	312	393
Intangibles	135	156
Investments and other assets	2,253	1,893
Investment securities	375	275
Affiliate stock	1,593	1,193
Other assets	284	425
Allowance for doubtful accounts	(0)	(0)
Total assets	**9,370**	**10,573**

	FY 2004 (As of March31, 2005)	FY 2003 (As of March 31, 2004)
Liabilities		
Current liabilities:	**3,238**	**3,468**
Notes and accounts payable, trade	1,088	1,624
Short-term bank loans	120	400
Current portion of long-term debt	823	445
Accounts payable	736	647
Other	470	351
Fixed liabilities	**2,336**	**3,541**
Long-term debt	2,232	3,438
Other current liabilities	104	103
Total current liabilities	**5,574**	**7,010**
Shareholders' equity:		
Common stock	532	532
Additional paid-in capital	795	795
Retained earnings	2,432	2,205
Net unrealized gains on other securities	36	29
Treasury stock	(0)	(0)
Total shareholders' equity	**3,795**	**3,562**
Total liabilities and shareholders' equity	**9,370**	**10,573**

Outline of Non-consolidated Statements of Income

(All units: 100 million yen)

	FY 2004 (April 1, 2004, through March 31, 2005)	FY 2003 (April 1, 2003, through September 30, 2004)
Net sales	9,958	10,773
Operating income	418	297
Ordinary income	398	315
Income before income taxes etc.	368	234
Net income for the fiscal year	270	161

(translation omitted)

Notice of the 63rd Ordinary General Meeting of Shareholders

(Translation)

Notice of the 63rd Ordinary General Meeting of Shareholders

May 27, 2005

Dear Shareholder,

We are pleased to send you this convocation notice for the 63rd ordinary general meeting of shareholders. We have sent resident shareholders in Japan the convocation notice and attached documents in Japanese, which are original and official under the Japanese Commercial Code. Under this Code, there is no obligation to provide materials in languages other than Japanese. However, we have enclosed an English translation for the reference of non-resident shareholders. Please note that the English translation is not complete, but an abridged version highlighting several points that we believe give non-resident shareholders an outline of the meeting agenda. It is not intended to influence shareholders in exercising their voting rights. Unfortunately, at this stage we are only able to provide official documents in Japanese. We ask for your understanding in this matter and thank you for your continued support of the Seiko Epson Corporation.

If you are unable to attend the meeting, please vote by using one of the following methods. Prior to voting, you may wish to review the "Reference Materials relating to Execution of Voting Rights," which has been provided herein.

Voting by Mail

To vote by mail, please indicate on the enclosed voting form whether you approve or disapprove of each of the proposals, affix your seal and return the completed form to us. The completed form must be received no later than June 23, 2005 (Japan time).

Voting by Internet

To vote by Internet, please log into the shareholders' voting Web site at http://www.it-soukai.com or https://daiko.mizuho-tb.co.jp to register your approval or disapproval. Voting by Internet must be completed no later than June 23, 2005 (Japan time). Please note that these Internet sites are both in Japanese. We are continuing to explore ways to improve our English service for non-residents. Thank you for your understanding.

Sincerely yours,

Seiji Hanaoka
President and Representative Director
Seiko Epson Corporation
2-4-1 Nishishinjuku, Shinjuku-ku, Tokyo

Description

1. Date and Time: 10:00 a.m., Friday, June 24, 2005 (Japan time)

2. Place: Concord Ballroom
5th Floor, Main Building, Keio Plaza Hotel Tokyo,
2-2-1 Nishishinjuku, Shinjuku-ku, Tokyo

3. Meeting Agenda

Reporting:

1. Report on operations, balance sheet, and statement of income for the 63rd fiscal year (for the period from April 1, 2004 to March 31, 2005)
2. Report on consolidated balance sheet and consolidated statement of income for the 63rd fiscal year (from April 1, 2004 to March 31, 2005); and on the reports of the independent public accountants and of the board of statutory auditors regarding the consolidated financial statements for the 63rd fiscal year.

Proposals:

Proposal 1: Approval of proposed appropriation of non-consolidated retained earnings for the fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)

Proposal 2: Payment of bonuses to directors and statutory auditors for the fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)

Proposal 3: Award of retirement allowance to retiring directors

The original and official convocation notice and attached documents are written in Japanese. This English translation is an abridged version of the original. In the event of any discrepancy between the original and the English translation, the original (Japanese version) shall prevail and the Company shall bear no responsibility for the discrepancy and results therefrom.

Proposed Appropriation of Non-Consolidated Retained Earnings

	Yen
Unappropriated retained earnings	29,352,794,972
Reserve for special depreciation	776,246,259
	30,129,041,231
To be appropriated as follows:	
Cash dividends (13 yen per share)	2,552,730,739
Reserve for special depreciation	1,541,632,001
Special reserves	19,000,000,000
Earnings carried forward to the next fiscal year	7,034,678,491
	30,129,041,231

Note 1: The reserve for special depreciation is based on the Exceptions to Tax Laws Act. Amounts of reversals from, or additions to, this reserve are the amounts calculated in accordance with the Act from which the amounts of deferred taxes are deducted.

Note 2: Based on a resolution adopted by the Board of Directors at its meeting on October 26, 2004, the Company declared and paid out an interim dividend of 2,552,733,118yen (13 yen per share).

Reference Materials for Exercise of Voting Rights

1. Total number of voting rights held by all shareholders 1,963,560

2. Proposals and related items

Proposal 1: Approval of proposed appropriation of non-consolidated retained earnings for the fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)

With respect to the year-end cash dividends on common stock shares for the fiscal year, the Company proposes to pay 26 yen per share (an increase of 8 yen per share from the previous year).

Of this amount, 13 yen was paid out as an interim dividend in December 2004; hence, the year-end dividend will be 13 yen per share.

By applying retained earnings to capital investments and to research and development into new technologies aimed, the Company will continue to strengthen its operational foundations.

Proposal 2: Payment of bonuses to directors and statutory auditors for the fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)

Bonuses to be paid to directors and statutory auditors are calculated by multiplying the amount of monthly compensation by a certain number determined based on the results of the fiscal year. Accordingly, the Company proposes to pay directors and statutory auditors bonuses of 174,810,000 yen in total at the end of the fiscal year (of which bonuses to statutory auditors amount to 22,770,000 yen).

We request that determination of the specific amounts to be paid to individual Directors and Statutory Auditors be left to the discretion of the Board of Directors and to the discretion of Statutory Auditors, who will be meeting for this purpose.

Proposal 3: Award of retirement allowance to retiring directors

Directors Takeo Kagami and Osamu Kamiwaki will retire at the close of this meeting. The Company proposes to pay them retirement allowances in accordance with the standards adopted by the Company for their contributions during their terms of office.

According to such standards, the amount of the allowance payable to retiring directors is calculated based on the final monthly compensation received for each position held. (In the case in which the recipient served in more than one position, the compensation received in the final month of each position held is used for the calculation.) The amount of the retirement allowance is calculated as a sum of the amounts of compensation received in the final month of each position held multiplied by the number of years served in the respective positions. This is then multiplied by coefficients as determined in the standards mentioned above. The amount of allowance so calculated is subject to a final adjustment that takes into account specific contributions made by retiring directors.

The Company requests that decisions on specific amounts to be paid, dates and methods of presentation, etc., be left to the discretion of the board of directors.

The following is a brief summary of careers of the retiring directors.

Name	Summary of career	
Takeo Kagami	Jun. 1998 Nov. 2004	Director of the Company Managing Director of the Company (current position)
Osamu Kamiwaki	Jun. 2002	Director of the Company (current position)

Section A item 3

(1) March 11, 2005 U.S. Court Rules Ink Cartridge Infringes Epson's U.S. Patents

[Translation]

March 11, 2005

U.S. Court Rules Ink Cartridge Infringes Epson's U.S. Patents

With Epson's United States sales office, Epson America, Inc. (Long Beach, California, United States) and Epson's local manufacturing office, Epson Portland, Inc. (Portland, Oregon, United States), Seiko Epson Corporation (President: Saburo Kusama) filed a lawsuit in the federal district court of Oregon on April 10, 2001, in which the defendants were Multi-Union Trading Co., Ltd. (based in Hong Kong) and it's affiliate company in the United States, Dynamic Print USA, Inc. The court found that the ink cartridge for Epson's ink-jet printer sold by the defendants in the United States infringes Epson's United States patents.

The gist of this court ruling is that all the cartridge models (sold under the brand name Print-rite) for Epson's ink-jet printer sold by the defendants infringe the patents owned by Epson that protect the special characteristics of the ink tank (United States Patent Numbers 5,158,377 and 5,622,439). The court also dismissed the defendant's claim to rescind the patents. The jury has yet to decide the compensation for infringing the patents and the validity of the rest of the defendants' claim.

Epson's basic business management policy is "compliance management," management conducted without violating laws and corporate ethics, so it conducts its business while respecting other companies' rights. But in order for Epson's legitimate rights to be respected and its intellectual property rights protected, Epson will respond firmly, in accordance with the law, to products that infringe Epson's intellectual property rights, such as its patent rights and trademark rights.

(2) March 23, 2005 On the Merger of Epson Sales Japan Corporation and Epson OA Supplies Corporation

[Translation]

March 23, 2005

On the Merger of Epson Sales Japan Corporation and Epson OA Supplies Corporation

Epson Sales Japan Corporation ("Epson Sales") will buy out Epson OA Supplies Corporation ("Epson OA Supplies"), a 100% subsidiary of Epson Sales, as shown below.

1. Purpose of Merger

Epson OA Supplies has expanded businesses with a particular focus on selling Epson's consumable goods. The purpose of the buyout is to unify and promote efficiency in managerial resources in order to strengthen the competitiveness of the Seiko Epson Group in Japan's information-related equipment business and ultimately increase customer value.

2. Summary of Merger

(1) Date of Merger

Board of Directors Meeting that approved the Merger Agreement	Feb. 24, 2005
Signing of Merger Agreement	March 1, 2005
Shareholders meeting that approved the Merger Agreement (Epson Sales)	March 17, 2005
Shareholders meeting approved the Merger Agreement (Epson OA Supplies)	March 17, 2005
Day of Merger	May 1, 2005

(2) Method of Merger

The type of merger being undertaken is the 'absorption-type' merger, whereby one company, Epson Sales, survives the merger and the other, Epson OA Supplies, is dissolved.

(3) Issue of New Stock

Epson Sales owns all the shares of Epson OA Supplies, so new shares will not be issued upon the merger.

3. Summary of the Companies Merging

	Surviving Company	Company to be Dissolved
(1) Company Name	Epson Sales Japan Corporation	Epson OA Supplies
(2) Business	Sales of Information-Related Equipment (mainly Epson Products)	Sales of Epson Consumable Goods (including some hardware)
(3) Date of Establishment	May 20, 1983	October 8, 1987
(4) Main Place of Business	6-24-1, Nishi Shinjuku, Shinjuku-ku, Tokyo	1-1, Suda-cho, Kanda, Chiyoda-ku, Tokyo
(5) Representative	Representative Director Shindo Masayoshi	Representative Director Isao Kasai
(6) Capital	4 billion yen	96 million yen
(7) Sales	260.2 billion yen (Fiscal Year ended March 2004)	18 billion yen (Fiscal Year ended March 2004)

(8) Fiscal Year	From April 1 to March 31	From April 1 to March 31
(9) Number of Employees	1294	69
(10) Major Sales Account	Mass retailer for electronics, trading company for OA appliances, System Integrators, trading companies specializing in stationery and supplies	End-users via mail-order sales and web-sales, trading companies specializing in stationery and supplies
(11) Stakeholders	Seiko Epson Corporation 100%	Epson Sales Japan Corporation 100%

4. Situation after merger

(1) Company Name	Epson Sales Japan Corporation
(2) Business	No changes due to merger
(3) Main Place of Business	6-24-1, Nishi Shinjuku, Shinjuku-ku, Tokyo
(4) Representative	Representative Director Shindo Masayoshi
(5) Capital Fund	No increases due to merger
(6) Fiscal Year-End	March 31
(7) Influence to business results	Few influence on Epson's sales

EXHIBIT B

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B.

Section B item 1

April 26, 2005	Brief Statement of Consolidated Results for Year Ended March 31, 2005

EPSON

SEIKO EPSON CORPORATION
3-5 Owa 3-chome Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/e/

RECEIVED
2005 JUN 14 A 10:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

April 26, 2005

CONSOLIDATED RESULTS FOR
YEAR ENDED MARCH 31, 2005

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

<Income statements and cash flows data>

	Year ended March 31,			Change	Year ended March 31,
	2003	2004	**2005**		**2005**
Statements of Income Data:					
Net sales	¥1,322,453	¥1,413,243	**¥1,479,750**	4.7%	**$13,779,216**
Operating income	49,360	77,401	**90,967**	17.5%	**847,071**
Income before income taxes and minority interest	31,629	65,058	**73,647**	13.2%	**685,790**
Net income	12,510	38,031	**55,689**	46.4%	**518,568**
Statements of Cash Flows Data:					
Cash flows from operating activities	159,504	182,669	**162,489**	(11.0%)	**1,513,074**
Cash flows from investing activities	(107,943)	(65,329)	**(99,396)**	52.1%	**(925,561)**
Cash flows from financing activities	9,111	(40,918)	**(96,373)**	135.5%	**(897,411)**
Cash and cash equivalents at the end of the year	192,288	265,183	**234,904**	(11.4%)	**2,187,392**
Per Share Data:					
Net income per share -Basic	¥81.08	¥204.70	**¥283.60**	38.5%	**$2.64**
-Diluted	¥-	¥204.53	**¥-**	- %	**$-**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different from in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥107.39 = U.S.$1 at March 31, 2005 has been used for the purpose of presentation.

<Balance sheets data>

	March 31, 2004	**March 31, 2005**	**March 31, 2005**
Total assets	¥1,206,491	**¥1,297,790**	**$12,084,831**
Shareholders' equity	414,367	**472,870**	**4,403,296**
Shareholders' equity ratio (%)	34.3%	**36.4%**	**36.4%**
Shareholders' equity per share	¥2,110.20	**¥2,408.13**	**$22.42**

Overview of the Business Group

The Epson Group's ("Epson") main business segment includes the development, manufacturing and marketing of information-related equipment, electronic devices, precision products, and other products. Research and development and product development are mainly conducted by Seiko Epson Corporation ("the Company"). Production and sales are conducted by the company and its subsidiaries and affiliates, domestic and abroad, under the management of the company's operations divisions.

The following is a brief description of each business segment and the main subsidiaries and affiliates of each business segment.

Information-related equipment business segment:

This segment includes the imaging and information products business, the visual instruments business and others. This segment develops, manufactures and sells mainly printers, LCD projectors, and personal computers.

Operations	Main products	Main subsidiaries and affiliates	
		Manufacturing company	Sales company
Imaging and information products	Color inkjet printers, laser printers, dot matrix printers, large format inkjet printers, and related supplies, color image scanners, mini-printers, printers for use in POS systems and others	Tohoku Epson Corporation Orient Watch Co., Ltd. Epson Portland Inc. Epson El Paso, Inc. Epson Telford Ltd. Epson Precision (Hong Kong) Ltd. Singapore Epson Industrial Pte. Ltd. P.T. Indonesia Epson Industry Epson Precision (Philippines), Inc.	Epson Sales Japan Corporation Epson OA Supply Corporation Epson America, Inc. Epson (U.K.) Ltd. Epson Deutschland GmbH Epson France S.A. Epson Italia s.p.a. Epson Iberica, S.A. Epson Korea Co., Ltd. Epson (Shanghai) Information Equipment Co., Ltd. Epson Hong Kong Ltd. Epson Taiwan Technology & Trading Ltd. Epson Singapore Pte. Ltd. Epson Australia Pty. Ltd.
Visual instruments	LCD projectors, HDTV LCD projection television, LCD monitors, label writers and others	Epson Precision (Hong Kong) Ltd.	
Others	Personal computers and others	-	Epson Sales Japan Corporation Epson Direct Corporation

Electronic devices business segment:

This segment includes the display business, the semiconductor business, and the quartz device business. This segment develops, manufactures and sells mainly small and medium-sized LCD displays, CMOS LSI, and crystal oscillators.

<table>
<tr><th rowspan="2">Operations</th><th rowspan="2">Main products</th><th colspan="2">Main subsidiaries and affiliates</th></tr>
<tr><th>Manufacturing company</th><th>Sales company</th></tr>
<tr><td>Display</td><td>Small and medium-sized LCD modules,
TFT LCD modules for LCD projectors and others</td><td>SANYO EPSON IMAGING DEVICES CORPORATION
Suzhou Epson Co., Ltd.
Epson Precision (Hong Kong) Ltd.
Epson Precision (Philippines), Inc.</td><td rowspan="3">SANYO EPSON IMAGING DEVICES CORPORATION
Epson Electronics America, Inc.
Epson Europe Electronics GmbH
Epson Hong Kong Ltd.
Epson Taiwan Technology & Trading Ltd.
Epson Singapore Pte. Ltd.</td></tr>
<tr><td>Semiconductor</td><td>CMOS LSI and others</td><td>Tohoku Epson Corporation
Singapore Epson Industrial Pte. Ltd.
Yasu Semiconductor Corporation</td></tr>
<tr><td>Quartz device</td><td>Crystal units,
crystal oscillators and others</td><td>Orient Watch Co., Ltd.
Suzhou Epson Co., Ltd.
Epson Precision (Malaysia) Sdn. Bhd.
Epson Precision (Philippines), Inc.</td></tr>
</table>

Precision products business segment:

This segment includes the watch business, the optical products business, and the factory automation systems business. This segment develops, manufactures and sells mainly watches, watch movements, plastic corrective lenses, precision industrial robots and others.

<table>
<tr><th rowspan="2">Operations</th><th rowspan="2">Main products</th><th colspan="2">Main subsidiaries and affiliates</th></tr>
<tr><th>Manufacturing company</th><th>Sales company</th></tr>
<tr><td>Watch</td><td>Watches,
Watch movements and others</td><td>Epson Precision (Hong Kong) Ltd.
Singapore Epson Industrial Pte. Ltd.</td><td>Time Tech (Hong Kong) Ltd.
Time Module (Hong Kong) Ltd.</td></tr>
<tr><td>Optical products</td><td>Plastic corrective lenses,
optical devices and others</td><td>Seiko Lens Service Center Corporation</td><td>-</td></tr>
<tr><td>Factory automation systems</td><td>Precision industrial robots,
IC handlers and others</td><td>-</td><td>Epson America, Inc.
Epson Deutschland GmbH</td></tr>
</table>

Other business segment:

This segment comprises the businesses of subsidiaries that offer services within Epson, and new businesses still in the start-up phase that are aimed at optimizing current management resources.

The following operations system diagram describes the overview of the business group outlined above.

Customers

[Japan sales company]
Epson Direct Corp.

[Japan/The Americas/Asia Oceania sales companies]
Epson Sales Japan Corp.
Epson OA Supply Corp.
Epson America, Inc.
Epson Korea Co., Ltd.
Epson (Shanghai) Information Equipment Co., Ltd.
Epson Hong Kong Ltd.
Epson Taiwan Technology & Trading Ltd.
Epson Singapore Pte. Ltd.
Epson Australia Pty. Ltd.

[Europe sales companies]
Epson (U.K.) Ltd.
Epson Deutschland GmbH
Epson France S.A.
Epson Italia s.p.a.
Epson Iberica, S.A.

[European regional headquarter]
Epson Europe B.V.

[Japan sales/manufacturing company]
SANYO EPSON IMAGING DEVICES CORPORATION

[Overseas sales companies]
Epson Electronics America, Inc.
Epson Europe Electronics GmbH
Epson Hong Kong Ltd.
Epson Taiwan Technology & Trading Ltd.
Epson Singapore Pte. Ltd.

[Overseas sales companies]
Epson America, Inc.
Epson Deutschland GmbH
Time Tech (Hong Kong) Ltd.
Time Module (Hong Kong) Ltd.

Seiko Epson Corporation

[Japan manufacturing company]
Tohoku Epson Corporation

[Japan manufacturing company]
Orient Watch Co., Ltd.

[Overseas manufacturing companies]
Epson Portland Inc.
Epson El Paso, Inc.
Epson Telford Ltd.
Epson Precision (Hong Kong) Ltd.
Singapore Epson Industrial Pte. Ltd.
P.T. Indonesia Epson Industry
Epson Precision (Philippines), Inc.

[Overseas manufacturing companies]
Suzhou Epson Co., Ltd.
Epson Precision (Hong Kong) Ltd.
Singapore Epson Industrial Pte. Ltd.
Epson Precision (Malaysia) Sdn. Bhd.
Epson Precision (Philippines), Inc.

[Japan manufacturing company]
Yasu Semiconductor Corporation

[Overseas manufacturing companies]
Epson Precision (Hong Kong) Ltd.
Singapore Epson Industrial Pte. Ltd.

[Japan manufacturing company]
Seiko Lens Service Center

[Service companies]
Epson Logistics Corporation
Epson Insurance & Lease, Inc.
Epson Facility Engineering Corporation
Epson Travel Service, Inc.

Information-related Equipment Business Segment

Electronic Devices Business Segment

Precision Products Business Segment

Other Business Segment

Note: Yasu Semiconductor Corporation and Time Module (Hong Kong) Ltd. are equity method affiliates. All others are consolidated subsidiaries.



Management Policy

1. Management Policy

Epson strives to fulfill its responsibilities as a good corporate citizen on a variety of fronts. These responsibilities include paying close attention to corporate ethics and risk management, improving customer satisfaction and product quality, and managing environmental performance. With "creativity and challenge" as the focal point for the Group's collective capabilities, Epson is aiming to further enhance its corporate value.

This commitment is summarized in the following management philosophy:

"Epson is a progressive company, trusted throughout the world
because of our commitment to customer satisfaction,
environmental conservation, individuality, and teamwork.
We are confident of our collective skills and meet challenges
with innovative and creative solutions.

2. Mid- to Long-Range Management Strategy

Going forward, the global economy is expected to steadily recover, driven by economic expansion in China and the U.S. As the global economy stabilizes, the Japanese economy's modest recovery is expected to maintain a steady footing. Meanwhile, however, lingering uncertainty remains surrounding crude oil prices and other factors with the potential to affect corporate performance.

In the IT industry, fields related to screens and imaging—areas of expertise for Epson—are predicted to grow further in the years ahead as the spread of digital technologies and broadband usher in a ubiquitous networked society. Meanwhile, Epson's operating environment is expected to remain exceptionally difficult due to intensifying price competition in Epson's markets and a concomitant decline in prices.

In response to this situation, Epson drafted a mid- to long-range corporate vision, *SE07,* as a guiding policy for achieving steady growth and for capitalizing fully on the company's core competencies as a leading name in providing imaging solutions via color printers, LCD projectors and small and medium-sized LCD displays. "Digital Image Innovation" is the key theme in *SE07.* Accordingly, Epson is concentrating its management resources in the so-called "3i" imaging fields: imaging on paper (i1), imaging on screen (i2), and imaging on glass (i3). Printers, liquid crystal projectors, and displays are the three products symbolizing these high-growth business domains. Epson seeks to further expand each domain and create new markets and businesses by leveraging teamwork and synergies between its finished product and electronic device businesses.

In March 2004, Epson drafted *Action07*, a mid-range action plan for attaining the objectives of *SE07* by 2007. Epson's targets for fiscal 2006 include an increase in the recurring profit ratio to net sales of more

than 9% on a consolidated basis. At the same time, Epson is working to realize a resilient financial structure as quickly as possible by generating stable cash flows.

During fiscal 2004, the first year of *Action07*, Epson addressed all manner of business issues, but the results of the company's efforts to reform its business structure have met with mixed results, with some businesses clearly benefiting and with others failing to benefit fully due to rapidly changing market conditions.

Therefore, in the 2005 fiscal year, the second year of the *Action07* action plan, Epson will systematically analyze market changes and market trends in each business, develop growth scenarios in each, and drive specific actions based on those scenarios. The electronic device businesses are currently faced with an extremely challenging business environment due to plummeting prices and intensified competition. However, Epson aims to establish a stable, high-earnings structure in which its electronic device businesses and information-related equipment businesses complement one another, by reducing costs and developing the products and technologies that will drive the next phase of growth. To realize this aim, the Epson Group is carrying out the following four policies:

Policy 1. Secure a strong market position in every market by continuing to create competitive products.

Policy 2. Accomplish concrete action plans designed to revamp the business structure, and lay the foundation for the next rapid advance.

Policy 3. Maximize the advantage of our original technology and strive to make breakthroughs.

Policy 4. Get back to the basics of quality, the environment and ethics, and maintain a staunch commitment to showing customers and society "trust-based management."

For policy 1, Epson is solidifying its market positions by creating products that are competitive in terms of both cost and sales/marketing. On the cost front, Epson will further drive down the total consolidated cost ratio via a company-wide project that kicked off last fiscal year, and launch to market cost-competitive products. To achieve this objective, Epson will uniformly reform its cost structure throughout all functions, from design and engineering to manufacturing and sales, and will strive to strengthen cost competitiveness and create products that leverage the advantages of Epson-made key components. On the sales front, Epson will achieve ambitious sales targets in each region by developing and expanding its base of new customers and new channels, and by implementing unified manufacturing and sales market strategies tailored to customer requirements.

For policy 2, Epson will lay a business foundation that is impervious to market changes by shifting to high-added-value products and optimizing the allocation of resources required to do so, and by accelerating a move to convert the product mix so as to capture future key markets, particularly in the electronic device businesses. As part of this effort, Epson merged several of its liquid crystal display businesses with those of the Sanyo Electric Group on October 1, 2004. Further, Epson has reached an agreement with Toyo Communication Equipment Co., Ltd. to merge the companies' respective crystal device businesses, on

October 1, 2005. Moving forward, Epson will concentrate further on realizing the benefits of these business mergers at the earliest possible date.

For policy 3, Epson will secure a solid competitive advantage by further developing such core original technologies as its Micro Piezo systems for inkjet printers and its 3LCD systems for projectors equipped with high-temperature polysilicon TFT LCDs. To achieve the *SE07* objective of digital image innovation, Epson will also steadily develop its numerous R&D projects into real businesses and commercial products based on the company's R&D vision.

For policy 4, Epson will take additional steps to ensure that all personnel put the customer first, maintain legal compliance and practice ethical behavior pursuant to the company's longstanding commitment to the idea of trust-based management. Further, Epson will strive to achieve ambitious objectives and develop its pool of global talent who contribute to the realization of business strategies.

3. Basic Policy on Profit Allocation

Epson strives for the ongoing enhancement of management efficiency and profitability. These efforts are resulting in the improved cash flows required to fulfill Epson's basic policy of consistently providing a stable payment of dividends. Epson is thus committed to returning profits to shareholders, following a comprehensive analysis of the company's funding needs in light of future business strategies, as well as its performance and financial outlook.

Epson intends to allocate an internal reserve to capital investment to strengthen our corporate structure, and to invest in research and development for new technologies to strengthen the company's future management structure.

4. Corporate Governance

(1) Basic stance and management structure

Epson's basic stance on corporate governance is encapsulated in its commitment to sustaining trust-based management. Along with the ongoing pursuit of enterprise value enhancement, Epson has initiated a number of practices designed to reinforce management checks and balances and to assure corporate ethical compliance so as to ensure highly transparent and sound management in the eyes of its customers, shareholders, employees and other stakeholders.

Epson uses the statutory auditor system. At the core of this system are five statutory auditors. To further ensure the independence of audits and increase transparency, three of the five members of the board of auditors are external statutory auditors. Auditors attend each of the statutory auditors' monthly board meetings. They also attend meetings of the Epson Board of Directors, the Management Deliberative Committee, and other meetings vital to business execution. Statutory auditors are thus in a position to conduct their audits with the same level of information as directors. In addition, by holding regular meetings with other statutory auditors and with company directors, the statutory auditors are able to

directly assess the status of business execution for themselves.

In contrast to the organizational separation of business execution and management oversight common to the "companies with committees" governance framework, Epson vests monitoring functions in the board of directors, which is underpinned by the statutory auditors. Epson's stance is that this system, whereby directors are responsible for business execution, is optimal for monitoring functions in light of the current configuration of Epson's business operations. The same reasoning prompted the decision to forego the appointment of external directors to the board.

With this stance in mind, Epson appoints suitably qualified directors who have the ability to concurrently perform both business-related and management oversight roles, and is broadening the jurisdictional scope of the board of directors, as it maintains a governance structure backed by the statutory auditors. While strengthening the operation of this structure, the search for an optimized governance structure will remain an ongoing issue for the consideration of management.

Epson is also increasing transparency in the appointment and remuneration of directors. Two committees specifically responsible for exploring these issues have been put in place. The Nominating Committee is responsible for setting nomination criteria and for selecting candidates. The Compensation Committee is charged with defining the parameters of the remuneration system and drafting policies governing directors' remuneration. These committees conduct extensive deliberations in their respective areas, ultimately presenting their conclusions for consideration by the board of directors.

Epson also has an internal compliance system in place that is designed to prevent any potential legal or internal regulatory violations within its operations. An internal audit office that reports directly to the president regularly audits operations, including those at Epson subsidiaries. The internal audit office evaluates the efficacy of governance processes, requests improvements where needed, and reports audit results to the president. The internal audit office regularly meets with Epson's accounting auditors and statutory auditors in an effort to heighten the efficacy of internal audits.

<Management Structure at the Company>


DECISION-MAKING, SUPERVISION,
BUSINESS EXECUTION
SHAREHOLDERS' MEETING
AUDITS
STATUTORY AUDITORS MEETING
BOARD OF DIRECTORS
NOMINATING COMMITTEE
COMPENSATION COMMITTEE
REPRESENTATIVE DIRECTORS
DELIBERATIONS
SPECIAL DELIBERATION AREAS
AUDIT OFFICE
MANAGEMENT DELIBERATIVE COMMITTEE
CRISIS MANAGEMENT COMMITTEE
COMPLIANCE MANAGEMENT COMMITTEE
MANAGEMENT MEETING
BUSINESS UNIT DIRECTORS
CAPITAL INVESTMENT DELIBERATIVE COMMITTEE
TRUST-BASED MANAGEMENT(CSR) PROMOTION COMMITTEE

(2) Compliance

Epson views compliance as a means of preventing one of the risks that corporations face: management risk. In contrast to external risk factors such as accidents, natural disasters, or social unrest, the management risk Epson addresses concerns risks directly associated with its corporate activities; in other words, risks stemming from the actions of Epson employees.

To head off risks emerging from corporate activities, Epson has appointed a director who is responsible for compliance and has established a structure for promoting compliance.

Major points of this framework include:

- A Compliance Management Committee for building and maintaining Epson's compliance structure
- A Legal Compliance Promotion Office responsible for operating the internal Compliance Hotline for reporting compliance issues
- In-house compliance training, including a code of conduct manual and Web-based seminars

When it comes to compliance, Epson is aware that no framework alone is enough, since corporate activities are determined by the thoughts and actions of employees. For this reason, "No Hiding," "No Tricks," and "Report Bad News Quickly" are mantras for Epson's senior management as they strive daily to maintain the company's sound corporate culture.

For Epson, compliance of this kind is the cornerstone of its approach to corporate governance.

(3) Risk management

To remain true to its management philosophy as a company "trusted throughout the world," Epson recognizes that creating a framework for preventing and addressing crises that could seriously jeopardize operations is a priority for management. To this end, Epson has constructed a Group-wide crisis management structure capable of swiftly responding to changes in its business makeup and operating environment. This structure enables the company to head off potential crises or to minimize the effect in the event of one.

The following policies guide Epson's actions concerning risk. To prevent crises, Epson works to (1) anticipate changes by reviewing its corporate structure to ensure optimal flexibility, and (2) task each division to devise "peacetime measures" for dealing with potential crises. When a crisis arises, Epson moves to (1) tackle the crisis with comprehensive capabilities beyond that of the normal corporate hierarchy, and (2) assume full responsibility as befits a good corporate citizen, disregarding corporate egoism.

Epson's risk management structure is designed to manage crises with a potentially material impact on the Group. Uniform risk management is then enacted by each organization across the Group. Should a crisis occur, Epson aims to marshal its comprehensive capabilities to swiftly meet the crisis head-on in an appropriate manner, while ensuring that its posture remains flexible visa-à-vis external changes. To ensure that information regarding significant risks is reported directly to the president, Epson has a Crisis Management Committee, composed of separate sub-committees responsible for risk management for each business unit, that is chaired by the company president. Epson has formulated a Crisis Management Program that defines seven categories of crisis (leakage of sensitive information, damage from disasters, country risk, crimes against the company, computer system crashes, product liability, and quality incidents), as well as the risk management organization, roles, preventative measures, and response for each crisis situation. Information about this program has been compiled into a comprehensive brochure distributed Group-wide to promote an in-depth awareness of crisis management. For stakeholders, Epson utilizes IR and PR to proactively disclose facts in a timely manner regarding the status of risk management.

(4) Conflicts of interest between Epson and its outside directors; and conflicts of interest between Epson and the personal, capital, business or other interests of external statutory auditors

Epson has no outside directors. There are currently no significant conflicts of interest between Epson and the three external statutory auditors.

(5) Executive Officer Remuneration

The remuneration and retirement benefits paid to Epson directors and statutory auditors in the year under review are as follows.

Category	Director		Statutory Auditor		Total	
	Number of recipients	Amount this period (millions of yen)	Number of recipients	Amount this period (millions of yen)	Number of recipients	Amount this period (millions of yen)
Remuneration based on Articles of Incorporation or General Shareholders' Meeting resolution	21	802	7	109	28	911
Retirement benefit based on General Shareholders' Meeting resolution	2	45	2	51	4	97
Total		848		161		1,009

Note:

1. Director and statutory auditor "remuneration based on Articles of Incorporation or General Shareholders' Meeting resolution" includes ¥168 million paid as executive bonuses, which are recognized as an expense.
2. There were 19 directors and 5 statutory auditors as of the end of the year under review.

(6) Accounts auditor and remuneration

- Names of certified public accountants

ChuoAoyama PricewaterhouseCoopers

Names, etc.			Number of years as auditor
Representative and Engagement partner	CPA	Hiroshi Ueno	21
Representative and Engagement Partner	CPA	Yutaka Kuroda	10
Representative and Engagement Partner	CPA	Takashi Ide	7

Note: Includes the number of years as an auditor pursuant to the Special Law of the Commercial Code.

- Audit team composition: 20 CPAs, 14 junior accountants, and 2 account auditors.

- Remuneration paid to accounts auditor

	Amount Paid
(1) Total remuneration payable to accounts auditor by Seiko Epson Corp. and its subsidiary companies	¥237 million
(2) Of the total amount above in (1), the total amount of remuneration payable to the accounts auditor by Seiko Epson Corp. and its subsidiary companies for services rendered pursuant to Japan's Certified Public Accountant Law, Article 2-1 (Auditing and Attestation)	¥152 million
(3) Of the total amount in (2) above, the amount of remuneration payable by Seiko Epson Corp. to accounts auditors as accounts auditors	¥80 million

Note: Because the audit agreement between Seiko Epson Corporation and the accounts auditor does not separate the amounts of audit remuneration for audits pursuant to the Audit and Securities and Exchange Law, and the amounts of audit remuneration pursuant to the Special Law of the Commercial Code, these total amounts are included in the amount in (3).

5. Matters Relating to the Parent Company, etc.

None applicable

Operating Performance Highlights and Financial Condition

1. Fiscal 2004 Full-Year Overview

The global economic environment during the year under review was marked by continued expansion of the Chinese economy, as well as by economic growth and recovery in the U.S. and Europe. The Japanese economy also continued to register tones of recovery, but in the second half of the fiscal year ended March 31, 2005, some economic indictors, such as personal spending and manufacturing, showed signs of weakening.

Epson's major markets were as follows. In the inkjet printer business, all-in-ones (units that combine printer, scanner and copier functions) continued to gain market share. In the single-function printer business, demand grew for photo printers and small-format photo printers, especially in the U.S. and European markets. The color laser printer market expanded, but unit prices further declined.

The projector market grew on heightened demand for projectors in the education segment and in the Japanese and European home theater segment, as well as in the traditional business presentation projector segment. On the other hand, however, prices resumed their slide in the second half of the year, after having shown signs of bottoming out in the first half. The market for microdevice-based projection TVs, which are more cost-competitive than flat-panel large-screen TVs, sharply expanded in America.

The market for electronic devices used in mobile phones remained firm. This strength came from two main sources. One was replacement demand from consumers, especially those in Western Europe, North America and China, who are upgrading from their old monochrome-screen handsets to new color models. The other was the continued robust, new demand in such emerging markets as Central and South America, India, and Russia. Meanwhile, however, price erosion progressed due to stepped-up competition.

In the precision products business Epson saw continued sluggishness in the markets for watches, eyeglass lenses, and other personal products but ongoing strength in factory automation systems and optical devices, orders for which were bolstered by a robust demand for digital consumer devices.

Under these market conditions, Epson carried out an initiative to reduce the consolidated total cost ratio. The initiative was designed to radically enhance the company's ability to generate stable income in any market environment. Epson focused particularly on reforming the cost structure of its information-related equipment business and other finished products businesses. Moreover, Sanyo Epson Imaging Devices Corporation, a joint-venture company formed by merging certain of Epson's liquid crystal display businesses with those of the Sanyo Electric Group, opened its doors for business on October 1, 2004.

Epson came out with a number of important new products during the period. In the inkjet printer segment, Epson launched the *PictureMate*, a compact, portable photo printer that has been very well received. A home photofinishing solution, the *PictureMate* directly prints photos taken with a digital camera or camera-phone, without going through a PC. For the year-end shopping season, Epson bolstered its lineup of all-in-one printers to capture growth opportunities in that market. In the visual instruments business, Epson rolled out *Livingstation* HDTV LCD projection televisions to the Japanese market. The domestic release follows last fiscal year's U.S. market launch of these large-screen TVs, which use Epson's high-temperature polysilicon TFT liquid crystal panels. In the electronic devices business, the company continued to drive down costs in order to fortify its financial condition while still investing in additional capacity for electronic devices for mobile handsets and visual instruments.

The average U.S. dollar-yen and euro-yen exchange rates during the year under review were ¥107.55 and

¥135.19, respectively, a 5% rise in the value of the yen against the dollar and a 2% decline in the value of the yen against the euro compared to the year ended March 31, 2004.

As a result of the foregoing factors, net sales for the year under review were ¥1,479,750 million ($13,779,216 thousand), a 4.7% increase compared to the year ended March 31, 2004. Operating income was ¥90,967 million ($847,071 thousand), a 17.5% increase compared to the year ended March 31, 2004. Income before income taxes and minority interest was ¥73,647 million ($685,790 thousand), a 13.2% increase compared to the year ended March 31, 2004. And net income was ¥55,689 million ($518,568 thousand), a 46.4% increase compared to the year ended March 31, 2004.

Operating Performance Highlights by Business Segments

A segment-by-segment breakdown of financial results is provided below.

Information-related equipment:

In the information-related equipment business segment, the company drove the "Epson = Photo" strategy worldwide, increasing market awareness of its photo products and helping Epson maintain a tight grip on the industry lead in photo printers. Epson responded to fierce price competition in inkjet printer and LCD projector markets by beefing up its cost-cutting efforts on the one hand while, on the other, deploying a strategy of balancing product features and added value by area.

In the imaging and information products business, revenues from sales of inkjet printers (including consumables, as in all printer discussions below) grew, as higher volume in all-in-ones and consumables more than made up for a decline in single-function inkjet printer volume. Laser printer sales revenues grew, primarily due to higher consumables volume. Sales revenue in the scanners and others category fell sharply due to a decline in scanner volume brought about by growth in all-in-one unit demand. Together, these factors resulted in increased sales revenues in the imaging and information products business as a whole.

In the visual instruments business, monitor module sales revenues grew sharply on higher demand. Liquid crystal projector sales revenues rose slightly on higher volume in both home and business projectors, though revenues were squeezed particularly by a shift toward low-priced business projectors. Large-screen HDTV LCD televisions, which the company launched to market last fiscal year, contributed to higher revenue. Together, these factors resulted in increased sales revenues in the visual instruments business as a whole.

Operating income in the information-related equipment segment increased due to benefits yielded by the company's initiative to reduce the consolidated total cost ratio, and other factors.

As a result of the foregoing factors, net sales in the information-related equipment business segment for the year under review were ¥946,029 million ($8,809,284 thousand), a 2.8% increase compared to the year ended March 31, 2004, while operating income was ¥61,555 million ($573,191 thousand), a 34.1% increase compared to the year ended March 31, 2004.

Electronic devices:

In the electronic device segment, Epson took steps to accommodate growing demand from, and lower prices in, the mobile handset, projector and digital camera markets, while also investing in the future.

In the display business, revenues from sales of STN LCDs for mobile phones fell sharply due to the effects of scaled-back monochrome STN LCD production as well as to the effects of intensified competition in the color STN LCD display arena. Revenues from sales of MD-TFD liquid crystal displays for mobile phones

declined due to the falling unit prices that have accompanied stepped-up competition. Meanwhile, Epson launched sales of low-temperature polysilicon TFT LCDs and amorphous-silicon TFT LCDs, while a robust projector market drove revenues from high-temperature polysilicon TFT LCDs higher, particularly in the first half of the fiscal year. These factors combined to increase sales revenues for the display business as a whole.

In the semiconductor business, revenue from system LSIs soared on the back of volume growth in image-processing semiconductors that seized on a wave of feature-rich mobile phones. However, LCD driver sales revenue fell sharply, largely due to lower prices for color LCD drivers. As a result of these factors, sales revenues declined in the semiconductor business as a whole.

Quartz device business revenues rose sharply on volume growth in crystal units and crystal oscillators for mobile phone and digital camera applications.

Despite the benefits yielded by the company's programs to drive down costs in each business, operating income in the electronic device business segment declined due to a variety of factors. Factors include, but are not limited to, a worsening of profitability in amorphous silicon TFT LCDs due to the effects of plummeting market prices for large-size panels in the second half of the year under review; intensified competition in color LCD drivers and the accompanying erosion of selling prices; and a low rate of capacity utilization for low-temperature polysilicon TFT LCDs since shortly after the business began operations.

As a result of the foregoing factors, net sales in the electronic device business segment for the year under review were ¥482,611 million ($4,494,003 thousand), a 9.4% increase compared to the year ended March 31, 2004, while operating income was ¥38,553 million ($359,000 thousand), a 5.1% decrease compared to the year ended March 31, 2004.

Precision products:

In the precision products business segment, optical device sales volume increased along with the expansion of the liquid crystal projector market. Sales of eyeglass lenses to the North American market also grew. Watch sales were negatively affected by sluggishness in the market as a whole. As a result of these factors, net sales increased slightly in the precision products segment as a whole.

Operating income in the precision products business segment declined, chiefly due to lower volume of watch sales and lower prices.

As a result of the foregoing factors, net sales in the precision products business segment for the year under review were ¥81,143 million ($755,592 thousand), a 0.0% increase compared to the year ended March 31, 2004, while operating income was ¥2,436 million ($22,684 thousand), a 13.3% decrease compared to the year ended March 31, 2004.

Operating Performance Highlights by Geographic Segments

A region-by-region breakdown of financial results is provided below.

Japan:

Inkjet printer, quartz device, and laser printer revenues increased, while STN LCD and MD-TFD liquid crystal display revenues declined. The new launch of amorphous-silicon TFT LCDs and low-temperature polysilicon TFT LCDs also contributed to sales. As a result, net sales were ¥1,235,038 million ($11,500,494 thousand), up 4.9% from the year ended March 31, 2004, and operating income was ¥42,931

million ($399,767 thousand), up 17.3% from the year ended March 31, 2004.

The Americas:

Revenue grew chiefly from sales of inkjet printers. Net sales were ¥284,516 million ($2,649,371 thousand), up 6.6% from the year ended March 31, 2004, and operating income was ¥13,153 million ($122,479 thousand), up 18.9% from the year ended March 31, 2004.

Europe:

Inkjet printer and MD-TFD liquid crystal display revenues increased, while STN LCD revenues declined. As a result, net sales were ¥328,523 million ($3,059,158 thousand), up 9.4% from the year ended March 31, 2004, and operating income was ¥11,523 million ($107,300 thousand), up 20.7% from the year ended March 31, 2004.

Asia / Oceania:

Inkjet printer and LCD projector revenues increased, while STN LCD and dot-matrix printer revenues declined. As a result, net sales were ¥698,051 million ($6,500,149 thousand), up 2.2% from the year ended March 31, 2004, and operating income was ¥20,154 million ($187,671 thousand), up 8.4% from the year ended March 31, 2004.

Cash Flow Performance

Net income for the full year was ¥55,689 million ($518,568 thousand). Depreciation and amortization, principally in the electronic device business segment, was ¥105,006 million ($977,801 thousand). As for changes to assets and liabilities, notes and accounts receivable, trade increased by ¥43,371 million ($403,864 thousand), notes and accounts payable, trade increased by ¥11,221 million ($104,488 thousand), and inventories increased by ¥6,063 million ($56,458 thousand). Payment for income tax was ¥15,646 million ($145,693 thousand). As a result, cash inflows from operating activities came to ¥162,489 million ($1,513,074 thousand).

Cash outflows from investing activities were ¥99,396 million ($925,561 thousand) due to capital expenditures, principally in the electronic device business, and amounts that came due during this period for tangible and intangible fixed assets acquired at the end of last period amounted to ¥99,880 million ($930,068 thousand).

Cash flows from financing activities were negative at ¥96,373 million ($897,411 thousand), primarily resulting from net payments of ¥91,322 million ($850,377 thousand) from short- and long-term loans in accordance with loan repayments.

As a result, cash and cash equivalents for the 2004 fiscal year was ¥234,904 million ($2,187,392 thousand).

2. Fourth-Quarter Operating Performance

Fourth-quarter net sales were negatively affected by intensified competition that drove down prices for mobile handset LCDs and color LCD drivers, inventory adjustments that caused volume to decline in high-temperature polysilicon TFT liquid crystal panels for liquid crystal projectors, and declining volume in single-function printers and scanners due to growing demand for multifunction printers (all-in-ones). Nevertheless, fourth-quarter net sales were ¥366,602 million ($3,413,744 thousand), a 2.6% increase from the year ended March 31, 2004. This increase is attributed chiefly to increased volume in all-in-ones and to new revenue from sales of amorphous TFT and low-temperature polysilicon TFT LCDs. Fourth-quarter operating loss was ¥5,876 million ($54,716 thousand) versus operating income of ¥12,388 million in the year ago period. Although cost reduction initiatives yielded substantive benefits in the information-related

equipment business, the electronic devices business was impacted by factors such as increased and sliding prices due to fierce competition. Fourth-quarter net loss was ¥4,264 million ($39,706 thousand) versus net income of ¥4,300 million in the year ago period.

3. Fiscal 2005 forecast

Although there are elements of uncertainty, including soaring oil prices due to supply and demand pressures and other factors, the global economy is steadily recovering. In addition to a growing economy in the U.S., where capital spending and personal spending are on the rise, the economies of Europe are gradually picking up, while China's business expansion continues apace. In Japan, the corporate sector is seeing sustained strength, and with the global economy gradually recovering, the Japanese economy should continue to steadily recover.

As for Epson's major markets, the inkjet printer market is expected to grow steadily, while the color laser printer market is expected to see sustained high growth. The projector market is expected to grow, especially for home theater applications. And, although the market for microdevice projection TVs is also expected to expand rapidly in markets such as North America and China, prices are expected to continue to fall due to intensified market competition. The mobile phone and digital still camera markets are seen maintaining strength, but further price erosion is projected for the electronic devices used in applications such as mobile phones due to new entrants and additional new production capacity particularly in the display and semiconductor segments.

In the information-related equipment business segment, Epson expects its "Epson = Photo" sales promotion strategy, as well as a large and growing inkjet printer install base, to drive sales of inkjet consumables higher. Laser printer sales are also expected to grow, due to the expansion of the color laser printer market. Falling prices for liquid crystal projectors will have a negative impact on the segment.

The electronic device business segment expects to see a negative impact from plummeting prices in the display and semiconductor businesses in the first half. In the second half, however, sales of small amorphous TFT LCD modules are expected to grow, while demand for high-temperature polysilicon TFT liquid crystal panels for projectors, as well as demand for LCD drivers and silicon foundry services, should increase.

In the precision products business segment, sales of watches, eyeglass lenses, and optical devices are expected to grow in the second half.

The figures in the forecast are based on assumed exchange rates of ¥105 to the U.S. dollar and ¥132 to the euro.

Taking into account the foregoing factors, Epson is forecasting results for the 2005 fiscal year ending March 31, 2006, as follows.

Consolidated Half-Year Results Outlook

	FY2004	**Current Outlook**	Change
Net sales	¥683.5 billion	**¥712.0 billion**	+¥28.5 billion (+ 4.2%)
Income before income taxes and minority interest	¥59.6 billion	**¥14.0 billion**	-¥45.6 billion (-76.5%)
Net income	¥39.5 billion	**¥9.0 billion**	-¥30.5 billion (-77.2%)

Consolidated Full-Year Results Outlook

	FY2004	**Current Outlook**	Change
Net sales	¥1,479.8 billion	**¥1,623.0 billion**	+¥143.2 billion (+ 9.7%)
Income before income taxes and minority interest	¥73.6 billion	**¥82.0 billion**	+¥8.4 billion (+11.3%)
Net income	¥55.7 billion	**¥54.0 billion**	-¥1.7 billion (- 3.0%)

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2004	**2005**	**2005**
ASSETS			
Current assets:			
Cash and cash equivalents	¥265,183	**¥234,904**	**$2,187,392**
Time deposits	509	**272**	**2,533**
Notes and accounts receivable, trade	210,381	**256,177**	**2,385,482**
Inventories	155,856	**176,656**	**1,644,994**
Deferred income taxes	37,082	**36,849**	**343,133**
Other current assets	43,858	**45,495**	**423,643**
Allowance for doubtful accounts	(3,700)	**(3,641)**	**(33,904)**
Total current assets	709,169	**746,712**	**6,953,273**
Property, plant and equipment:			
Buildings and structures	376,195	**419,780**	**3,908,930**
Machinery and equipment	469,448	**521,113**	**4,852,528**
Furniture and fixtures	176,867	**188,249**	**1,752,947**
Land	52,106	**58,836**	**547,872**
Construction in progress	11,553	**7,633**	**71,078**
Other	835	**122**	**1,136**
	1,087,004	**1,195,733**	**11,134,491**
Accumulated depreciation	(693,973)	**(754,378)**	**(7,024,658)**
	393,031	**441,355**	**4,109,833**
Investments and other assets:			
Investment securities	28,207	**38,444**	**357,985**
Investments in affiliates	10,878	**11,450**	**106,621**
Deferred income taxes	2,764	**6,478**	**60,322**
Intangible assets	23,160	**26,530**	**247,044**
Other assets	40,037	**27,557**	**256,607**
Allowance for doubtful accounts	(755)	**(736)**	**(6,854)**
	104,291	**109,723**	**1,021,725**
Total assets	¥1,206,491	**¥1,297,790**	**$12,084,831**

The accompanying notes are an integral part of these financial statements.

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2004	**2005**	**2005**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term bank loans	¥62,851	**¥30,236**	**$281,553**
Current portion of long-term debt	47,380	**104,642**	**974,411**
Notes and accounts payable, trade	132,331	**145,036**	**1,350,554**
Accounts payable, other	81,785	**119,039**	**1,108,474**
Income taxes payable	6,731	**12,499**	**116,389**
Deferred income taxes	267	**794**	**7,394**
Accrued bonuses	17,083	**18,587**	**173,079**
Accrued warranty costs	14,283	**15,327**	**142,723**
Other current liabilities	54,862	**58,441**	**544,194**
Total current liabilities	417,573	**504,601**	**4,698,771**
Long-term liabilities:			
Long-term debt	346,769	**259,919**	**2,420,328**
Accrued pension and severance costs	8,055	**14,835**	**138,141**
Accrued directors' and statutory auditors' retirement allowances	1,729	**1,921**	**17,888**
Accrued recycle costs	110	**310**	**2,887**
Deferred income taxes	7,733	**9,765**	**90,930**
Other long-term liabilities	7,613	**6,912**	**64,364**
Total long-term liabilities	372,009	**293,662**	**2,734,538**
Minority interest in subsidiaries	2,542	**26,657**	**248,226**
Shareholders' equity:			
Common stock, no par value - Authorized - 607,458,368 shares, Issued - 196,364,592 shares	53,204	**53,204**	**495,428**
Additional paid-in capital	79,501	**79,501**	**740,302**
Retained earnings	299,575	**350,944**	**3,267,939**
Net unrealized gains on other securities	3,087	**3,743**	**34,854**
Translation adjustments	(20,999)	**(14,519)**	**(135,199)**
Treasury stock	(1)	**(3)**	**(28)**
Total shareholders' equity	414,367	**472,870**	**4,403,296**
Commitments and contingent liabilities			
Total liabilities and shareholders' equity	¥1,206,491	**¥1,297,790**	**$12,084,831**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income
Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2003	2004	**2005**	**2005**
Net sales	¥1,322,453	¥1,413,243	**¥1,479,750**	**$13,779,216**
Cost of sales	959,865	1,013,959	**1,070,011**	**9,963,786**
Gross profit	362,588	399,284	**409,739**	**3,815,430**
Selling, general and administrative expenses:				
Salaries and wages	72,597	77,748	**76,917**	**716,240**
Advertising	30,138	30,854	**32,522**	**302,840**
Sales promotion	30,364	31,740	**31,556**	**293,845**
Research and development costs	42,787	41,139	**42,903**	**399,507**
Shipping costs	19,756	20,527	**19,374**	**180,408**
Provision for doubtful accounts	665	414	**112**	**1,043**
Other	116,921	119,461	**115,388**	**1,074,476**
	313,228	321,883	**318,772**	**2,968,359**
Operating income	49,360	77,401	**90,967**	**847,071**
Other income:				
Interest and dividend income	1,289	1,684	**2,457**	**22,879**
Gain on transfer to government of the substitutional portion of pension liabilities	17,577	-	**-**	**-**
Reversal of specific warranty costs	2,982	-	**-**	**-**
Other	7,950	6,381	**5,572**	**51,886**
	29,798	8,065	**8,029**	**74,765**
Other expenses:				
Interest expenses	6,257	6,478	**5,816**	**54,158**
Net loss on foreign exchange	5,552	500	**3,905**	**36,363**
Loss on disposal of property, plant and equipment	3,233	3,711	**3,312**	**30,841**
Reorganization costs	23,955	2,044	**4,608**	**42,909**
Prior pension costs for foreign subsidiaries	-	-	**2,285**	**21,277**
Other	8,532	7,675	**5,423**	**50,498**
	47,529	20,408	**25,349**	**236,046**
Income before income taxes and minority interest	31,629	65,058	**73,647**	**685,790**
Income taxes:				
Current	12,368	15,210	**21,394**	**199,218**
Deferred	6,289	11,363	**(1,493)**	**(13,903)**
	18,657	26,573	**19,901**	**185,315**
Income before minority interest	12,972	38,485	**53,746**	**500,475**
Minority interest in subsidiaries	462	454	**(1,943)**	**(18,093)**
Net income	¥12,510	¥38,031	**¥55,689**	**$518,568**

	Yen			U.S. dollars
Per share:				
Net income	¥81.08	¥204.70	**¥283.60**	**$2.64**
Cash dividends	¥18.00	¥18.00	**¥22.00**	**$0.20**

The accompanying notes are an integral part of these financial statements.

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2004	**2005**	**2005**
Net sales	¥357,319	**¥366,602**	**$3,413,744**
Cost of sales	260,811	**287,065**	**2,673,107**
Gross profit	96,508	**79,537**	**740,637**
Selling, general and administrative expenses:			
Salaries and wages	19,919	**19,325**	**179,952**
Advertising	8,789	**8,980**	**83,620**
Sales promotion	8,373	**8,691**	**80,929**
Research and development costs	10,630	**12,096**	**112,636**
Shipping costs	5,320	**4,694**	**43,710**
Provision for doubtful accounts	(47)	**(93)**	**(866)**
Other	31,136	**31,720**	**295,372**
	84,120	**85,413**	**795,353**
Operating income (loss)	12,388	**(5,876)**	**(54,716)**
Other income:			
Interest and dividend income	476	**667**	**6,211**
Other	1,678	**1,058**	**9,852**
	2,154	**1,725**	**16,063**
Other expenses:			
Interest expenses	1,505	**1,283**	**11,947**
Net loss on foreign exchange	763	**30**	**279**
Loss on disposal of property, plant and equipment	1,073	**784**	**7,301**
Reorganization costs	-	**4,608**	**42,909**
Other	4,076	**1,244**	**11,584**
	7,417	**7,949**	**74,020**
Income (loss) before income taxes and minority interest	7,125	**(12,100)**	**(112,673)**
Income taxes	2,778	**(5,622)**	**(52,351)**
Income (loss) before minority interest	4,347	**(6,478)**	**(60,322)**
Minority interest in subsidiaries	47	**(2,214)**	**(20,616)**
Net income (loss)	¥4,300	**(¥4,264)**	**($39,706)**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Year ended March 31:

	Millions of yen							
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Total
Balance at March 31, 2002	151,864,592	¥12,531	¥10,259	¥254,931	¥1,286	¥1,342	(¥0)	¥280,349
Net income	-	-	-	12,510	-	-	-	12,510
Cash dividends	-	-	-	(2,734)	-	-	-	(2,734)
Bonuses to directors and statutory auditors	-	-	-	(98)	-	-	-	(98)
Increase due to affiliates newly accounted for under the equity method	-	-	-	265	-	-	-	265
Net unrealized loss on other securities	-	-	-	-	(1,119)	-	-	(1,119)
Translation adjustments	-	-	-	-	-	(7,857)	-	(7,857)
Balance at March 31, 2003	151,864,592	12,531	10,259	264,874	167	(6,515)	(0)	281,316
Net income	-	-	-	38,031	-	-	-	38,031
Issuance of common stock under public offering	44,500,000	40,673	69,242	-	-	-	-	109,915
Cash dividends	-	-	-	(3,134)	-	-	-	(3,134)
Bonuses to directors and statutory auditors	-	-	-	(196)	-	-	-	(196)
Net unrealized gain on other securities	-	-	-	-	2,920	-	-	2,920
Translation adjustments	-	-	-	-	-	(14,484)	-	(14,484)
Changes in treasury stock	-	-	-	-	-	-	(1)	(1)
Balance at March 31, 2004	196,364,592	53,204	79,501	299,575	3,087	(20,999)	(1)	414,367
Net income	-	-	-	**55,689**	-	-	-	**55,689**
Cash dividends	-	-	-	**(4,320)**	-	-	-	**(4,320)**
Net unrealized gain on other securities	-	-	-	-	**656**	-	-	**656**
Translation adjustments	-	-	-	-	-	**6,480**	-	**6,480**
Changes in treasury stock	-	-	-	-	-	-	**(2)**	**(2)**
Balance at March 31, 2005	**196,364,592**	**¥53,204**	**¥79,501**	**¥350,944**	**¥3,743**	**(¥14,519)**	**(¥3)**	**¥472,870**

	Thousands of U.S. dollars						
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Total
Balance at March 31, 2004	$495,428	$740,302	$2,789,598	$28,746	($195,540)	($9)	$3,858,525
Net income	-	-	**518,568**	-	-	-	**518,568**
Cash dividends	-	-	**(40,227)**	-	-	-	**(40,227)**
Net unrealized gain on other securities	-	-	-	**6,108**	-	-	**6,108**
Translation adjustments	-	-	-	-	**60,341**	-	**60,341**
Changes in treasury stock	-	-	-	-	-	**(19)**	**(19)**
Balance at March 31, 2005	**$495,428**	**$740,302**	**$3,267,939**	**$34,854**	**($135,199)**	**($28)**	**$4,403,296**

The accompanying notes are an integral part of these financial statements.

Three months ended March 31:

	Millions of yen							
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Total
Balance at December 31, 2003	196,364,592	¥53,204	¥79,501	¥295,275	¥1,941	(¥18,527)	(¥1)	¥411,393
Net income for the three months ended March 31, 2004	-	-	-	4,300	-	-	-	4,300
Net unrealized gain on other securities	-	-	-	-	1,146	-	-	1,146
Translation adjustments	-	-	-	-	-	(2,472)	-	(2,472)
Balance at March 31, 2004	196,364,592	¥53,204	¥79,501	¥299,575	¥3,087	(¥20,999)	(¥1)	¥414,367
Balance at December 31, 2004	196,364,592	¥53,204	¥79,501	¥355,208	¥3,477	(¥18,277)	(¥2)	¥473,111
Net loss for the three months ended March 31, 2005	-	-	-	**(4,264)**	-	-	-	**(4,264)**
Net unrealized gain on other securities	-	-	-	-	**266**	-	-	**266**
Translation adjustments	-	-	-	-	-	**3,758**	-	**3,758**
Changes in treasury stock	-	-	-	-	-	-	**(1)**	**(1)**
Balance at March 31, 2005	**196,364,592**	**¥53,204**	**¥79,501**	**¥350,944**	**¥3,743**	**(¥14,519)**	**(¥3)**	**¥472,870**

	Thousands of U.S. dollars						
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Total
Balance at December 31, 2004	$495,428	$740,302	$3,307,645	$32,377	($170,192)	($19)	$4,405,541
Net loss for the three months ended March 31, 2005	-	-	**(39,706)**	-	-	-	**(39,706)**
Net unrealized gain on other securities	-	-	-	**2,477**	-	-	**2,477**
Translation adjustments	-	-	-	-	**34,993**	-	**34,993**
Changes in treasury stock	-	-	-	-	-	**(9)**	**(9)**
Balance at March 31, 2005	**$495,428**	**$740,302**	**$3,267,939**	**$34,854**	**($135,199)**	**($28)**	**$4,403,296**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2003	2004	**2005**	**2005**
Cash flows from operating activities:				
Net income	¥12,510	¥38,031	**¥55,689**	**$518,568**
Adjustments to reconcile net income to net cash provided by operating activities -				
Depreciation and amortization	127,406	111,018	**105,006**	**977,801**
Reorganization costs	23,002	2,044	**4,608**	**42,909**
Accrual for net pension and severance costs, less payments	(18,212)	(13,338)	**9,188**	**85,557**
Net loss on sales and disposal of property, plant and equipment	1,978	5,511	**3,566**	**33,206**
Equity in net (gains) losses under the equity method	95	(172)	**(232)**	**(2,160)**
Deferred income taxes	6,289	11,363	**(1,493)**	**(13,903)**
Decrease in allowance for doubtful accounts	(459)	(261)	**(214)**	**(1,993)**
(Increase) decrease in notes and accounts receivable, trade	20,636	6,224	**(43,371)**	**(403,864)**
(Increase) decrease in inventories	2,471	4,042	**(6,063)**	**(56,458)**
Increase (decrease) in notes and accounts payable, trade	(3,613)	13,247	**11,221**	**104,488**
Increase (decrease) in accrued income taxes	(1,839)	(1,826)	**5,748**	**53,525**
Other	(10,760)	6,786	**18,836**	**175,398**
Net cash provided by operating activities	159,504	182,669	**162,489**	**1,513,074**
Cash flows from investing activities:				
Payments for purchases of property, plant and equipment	(85,274)	(65,416)	**(92,441)**	**(860,797)**
Proceeds from sales of property, plant and equipment	7,872	4,309	**1,978**	**18,419**
Payments for purchases of intangible assets	(8,898)	(7,917)	**(7,439)**	**(69,271)**
Payments of long-term prepaid expenses	(10,943)	(441)	**(1,009)**	**(9,396)**
Other	(10,700)	4,136	**(485)**	**(4,516)**
Net cash used in investing activities	(107,943)	(65,329)	**(99,396)**	**(925,561)**
Cash flows from financing activities:				
Decrease in short-term borrowings	(56,723)	(76,076)	**(40,577)**	**(377,847)**
Proceeds from long-term debt	150,644	92,530	**2,000**	**18,624**
Repayments of long-term debt	(81,568)	(164,304)	**(52,745)**	**(491,154)**
Issuance of common stock	-	109,915	**-**	**-**
Cash dividends	(2,734)	(3,134)	**(4,320)**	**(40,227)**
Other	(508)	151	**(731)**	**(6,807)**
Net cash provided by (used in) financing activities	9,111	(40,918)	**(96,373)**	**(897,411)**
Effect of exchange rate fluctuations on cash and cash equivalents	307	(3,527)	**3,001**	**27,945**
Net increase (decrease) in cash and cash equivalents	60,979	72,895	**(30,279)**	**(281,953)**
Cash and cash equivalents at the beginning of the year	131,309	192,288	**265,183**	**2,469,345**
Cash and cash equivalents at the end of the year	¥192,288	¥265,183	**¥234,904**	**$2,187,392**
Supplemental disclosures of cash flow information:				
Cash received and paid during the year for -				
Interest and dividend received	¥2,227	¥1,681	**¥2,594**	**$24,155**
Interest paid	(¥6,143)	(¥6,610)	**(¥5,854)**	**($54,512)**
Income taxes paid	(¥14,207)	(¥17,036)	**(¥15,646)**	**($145,693)**

The accompanying notes are an integral part of these financial statements.

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2004	**2005**	**2005**
Cash flows from operating activities:			
Net income (loss)	¥4,300	**(¥4,264)**	**($39,706)**
Adjustments to reconcile net income (loss) to net cash provided by operating activities -			
Depreciation and amortization	29,130	**29,081**	**270,798**
Reorganization costs	-	**4,608**	**42,909**
Accrual for net pension and severance costs, less payments	(10,908)	**1,603**	**14,927**
Net loss on sales and disposal of property, plant and equipment	3,297	**758**	**7,058**
Equity in net gains under the equity method	(6)	**(49)**	**(456)**
Deferred income taxes	3,013	**(8,303)**	**(77,316)**
Decrease in allowance for doubtful accounts	(315)	**(218)**	**(2,030)**
Decrease in notes and accounts receivable, trade	42,621	**16,389**	**152,612**
Decrease in inventories	10,779	**23,948**	**223,000**
Decrease in notes and accounts payable, trade	(28,344)	**(26,472)**	**(246,503)**
Increase (decrease) in accrued income taxes	(5,391)	**448**	**4,172**
Other	(4,097)	**(1,272)**	**(11,845)**
Net cash provided by operating activities	44,079	**36,257**	**337,620**
Cash flows from investing activities:			
Payments for purchases of property, plant and equipment	(13,104)	**(24,088)**	**(224,304)**
Proceeds from sales of property, plant and equipment	597	**56**	**522**
Payments for purchases of intangible assets	(1,822)	**(1,798)**	**(16,743)**
Payments of long-term prepaid expenses	(93)	**(189)**	**(1,760)**
Other	878	**(52)**	**(484)**
Net cash used in investing activities	(13,544)	**(26,071)**	**(242,769)**
Cash flows from financing activities:			
Decrease in short-term borrowings	(10,836)	**(14,496)**	**(134,985)**
Proceeds from long-term debt	40,030	**2,000**	**18,624**
Repayments of long-term debt	(100,762)	**(937)**	**(8,725)**
Other	(31)	**(143)**	**(1,332)**
Net cash used in financing activities	(71,599)	**(13,576)**	**(126,418)**
Effect of exchange rate fluctuations on cash and cash equivalents	(724)	**(156)**	**(1,453)**
Net decrease in cash and cash equivalents	(41,788)	**(3,546)**	**(33,020)**
Cash and cash equivalents at the beginning of the period	306,971	**238,450**	**2,220,412**
Cash and cash equivalents at the end of the period	¥265,183	**¥234,904**	**$2,187,392**
Supplemental disclosures of cash flow information:			
Cash received and paid during the period for -			
Interest and dividend received	¥454	**¥662**	**$6,164**
Interest paid	(¥1,884)	**(¥1,518)**	**($14,135)**
Income taxes paid	(¥5,156)	**(¥2,233)**	**($20,793)**

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Basis of presenting consolidated financial statements:

(1) Background -

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements -

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective country of domicile.

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under generally accepted accounting principles in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

2. Summary of significant accounting policies:

(1) Consolidation and investments in affiliates -

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of unrealized inter-company profits.

The excess of the cost over the underlying net equity of investments in subsidiaries and affiliates accounted for under the equity method is recognized as a "consolidation adjustment" included in the intangible assets account and is amortized on a straight-line basis over a period of five years.

(2) Foreign currency translation and transactions -

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency financial statement translation differences are recorded in the consolidated balance sheet as a separate component of shareholders' equity.

(3) Cash and cash equivalents -

Cash and cash equivalents included in the consolidated financial statements are composed of cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which present low risk of fluctuation in value.

(4) Financial instruments -

(a) Investments in debt and equity securities:

Investments in debt and equity securities are classified into three categories: 1) trading securities, 2) held-to-maturity debt securities, and 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at historical or amortized cost in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market

quotations are unavailable are stated at cost, primarily based on the weighted average cost method. Other than temporary declines in the value of other securities are reflected in current income.

(b) Derivative financial instruments:

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period. If certain hedging criteria are met, such gains and losses are deferred and accounted for as assets or liabilities.

For interest rate swaps, if certain hedging criteria are met, interest rate swaps are not recognized at their fair values as an alternative method under Japanese accounting standards. The amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

(c) Allowance for doubtful accounts:

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories -

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method.

(6) Property, plant and equipment -

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese income tax laws. When property, plant or equipment is retired or disposed of, the difference between the net book value and sales proceeds, if any, is charged or credited to income.

The estimated useful lives of depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) Intangible assets -

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over its estimated useful life, ranging from three to five years.

(8) Impairment of long-lived assets -

On August 9, 2002, the Business Accounting Council of Japan issued new accounting standards entitled "Statement of Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets". Further, on October 31, 2003, the Accounting Standards Board of Japan issued Financial Accounting Standards Implementation Guidance No. 6 - "Application Guidance on Accounting Standards for Impairment of Fixed Assets". Effective as of March 31, 2004, Epson has elected to early adopt these new accounting standards for impairment of fixed assets.

As a result of adopting the new accounting standards, property, plant and equipment at March 31, 2004 decreased by ¥1,671 million, and income before income taxes and minority interest for the year ended March 31, 2004 decreased by the same amount, as compared with the amount which would have been reported if the previous standards had been applied consistently.

(9) Accrued bonuses -

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the fiscal year-end, based on services provided during the current period.

On March 9, 2004, the Accounting Standards Board of Japan issued new accounting standards concerning accounting for bonuses to directors and statutory auditors, effective for the first fiscal year ending after this standards issued. In the financial statements for fiscal years prior to April 1, 2003, "bonuses to directors and statutory auditors", which are determined through appropriation of retained earnings by resolution of general shareholders' meeting subsequent to fiscal year-end, are reflected in retained earnings of the current year. Under the new accounting standards, "bonuses to directors and statutory auditors" are expensed as incurred. Effective as of March 31, 2004, Epson has adopted the new accounting standards.

Effective as of March 31, 2004, accrued bonuses to directors and statutory auditors are provided for the estimated amounts which Epson is obligated to pay to directors and statutory auditors subject to the resolution of general shareholders' meeting subsequent to the fiscal year-end.

(10) Accrued warranty costs -

Epson provides an accrual for estimated future warranty costs based on the historical relationship of

warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(11) Income taxes -

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

On May 29, 2003, the Company obtained approval from the National tax agency to file a consolidated tax return system effective from the year beginning April 1, 2003. The Company has adopted the consolidated tax return system for the calculation of income taxes effective from the year ended March 31, 2004. Under the consolidated tax return system, the Company consolidates all wholly owned domestic subsidiaries based on the Japanese tax regulations.

(12) Pension and severance costs -

The Company and some of its Japanese subsidiaries recognize accrued pension and severance costs to employees based on the actuarial valuation of projected benefit obligation and plan assets at fair value. Other Japanese subsidiaries above recognize accrued pension and severance costs to employees based on the voluntary retirement benefit payable at the year end.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs are amortized based on the straight-line method over a period of five years beginning at the date of adoption of the plan amendment. Actuarial gains and losses are amortized based on the straight-line method over a period of five years starting from the beginning of the subsequent year.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans, covering substantially all of their employees. Epson's funding policy for these defined contribution plans is to contribute annually an amount equal to a certain percentage of the participants' annual salaries.

With respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision is made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. In accordance with the Commercial Code of Japan,

payments of retirement benefits for directors and statutory auditors are subject to approval by a resolution at the Company's shareholders' meeting.

(13) Accrued recycle costs -

At the time of sale, accrued recycle costs are provided for estimated future returns of consumer personal computers.

(14) Revenue recognition -

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(15) Research and development costs -

Research and development costs are expensed as incurred.

(16) Leases -

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(17) Net income per share -

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each fiscal period.

Under the Japanese accounting standards concerning accounting for bonuses to directors and statutory auditors, effective for fiscal years beginning on or after April 1, 2003, the bonuses to directors and statutory auditors have been charged to income in the years ended March 31, 2004 and 2005.

(18) Appropriations of retained earnings -

Appropriations of retained earnings reflected in the accompanying consolidated financial statements have been recorded after approval by the shareholders as required under the Commercial Code of Japan. In

addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

(19) Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2005.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers and are not audited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥107.39 = U.S.$1, the rate of exchange prevailing at March 31, 2005, has been used.

4. Acquisitions:

(1) Business combination with SANYO Electric Co., Ltd. -

On October 1, 2004, the Company and SANYO Electric Co., Ltd. ("SANYO"), including its subsidiaries Tottori SANYO Electric Co., Ltd. and SANYO LCD Engineering Co., Ltd. transferred their liquid crystal businesses to a joint venture company called SANYO EPSON IMAGING DEVICES CORPORATION ("SANYO EPSON"). The paid-in capital of SANYO EPSON was ¥15,000 million ($139,678 thousand) and it is owned 55% and 45% by the Company and by SANYO, respectively. SANYO EPSON is a consolidated subsidiary of Seiko Epson Corporation.

Epson transferred its D-TFD LCD and STN LCD businesses. SANYO and its subsidiaries ("SANYO Group") transferred its Low Temperature Poly-Si TFT LCD and Amorphous TFT LCD businesses. The High Temperature Poly-Si TFT LCD business and Organic Light-Emitting displays LCD business of Epson, and Organic Light-Emitting displays LCD business of SANYO Group was not transferred to SANYO EPSON.

Upon acquisition, net cash proceeds of ¥140 million ($1,304 thousand) represented cash and cash equivalents of ¥340 million ($3,166 thousand) held by the SANYO Group at the date of the integration, offset by the cash consideration of ¥200 million ($1,862 thousand) for the integration. Net cash proceeds from acquisition of ¥140 million ($1,304 thousand) was included in cash flows from investing activities in the consolidated statements of cash flows for the year ended March 31, 2005.

The composition of the assets and liabilities acquired from the SANYO Group in the year ended March 31, 2005 was as follows:

	Millions of yen	Thousands of U.S. dollars
	Year ended March 31, 2005	Year ended March 31, 2005
Current assets	¥17,004	$158,339
Fixed assets and other assets	40,930	381,134
Short-term bank loans	(10,365)	(96,517)
Current portion of long-term debt	(5,022)	(46,764)
Current liabilities	(1,618)	(15,067)
Long-term debt	(16,040)	(149,362)
Long-term liabilities	(2,759)	(25,692)
Consolidation adjustment	5,115	47,630
Minority interest in subsidiaries	(27,045)	(251,839)
Consideration for acquisition	¥200	$1,862

(2) Business combination with Toyo Communication Equipment Co., Ltd. -

With the aim of being the leader in the quartz device industry, the Company and Toyo Communication Equipment Co., Ltd. ("Toyo") agreed to combine their respective quartz device businesses. On March 16, 2005, board of directors' meeting of the Company approved the execution of a business merger agreement and corporate split agreement.

Under the agreement, on October 1, 2005, the Company will split-off its quartz device business (excluding optical devices) to Toyo, as the succeeding company, and Toyo will be renamed Epson Toyocom Corporation ("Epson Toyocom"). The Company will purchase 99,000,000 shares of common stock and 20,000,000 shares of subordinate common stock with voting rights issued by Epson Toyocom at the same time of the business split. As a result of this capital increase, the paid-in capital of Epson Toyocom will be ¥9,500 million ($88,463 thousand) and it will be owned 67.9% (without considering dilutive shares) by the Company. Epson Toyocom will be a consolidated subsidiary of the Company.

Assets and liabilities to be acquired are estimated to be ¥63,800 million ($594,096 thousand) and ¥37,100 million ($345,470 thousand), respectively. The final amounts of assets and liabilities to be acquired have not yet been determined. Annual net sales of Toyo for the year ended March 31, 2004 was ¥58,000 million ($540,088 thousand).

5. Inventories:

Losses recognized and charged to cost of sales as a result of valuation at the lower of cost or market value at March 31, 2004 and 2005 were ¥8,300 million and ¥12,845 million ($119,611 thousand), respectively.

6. Investments in debt and equity securities:

Epson's management determined that all investments in debt and equity securities were either held-to-

maturity debt securities or other securities.

Net unrealized gains, net of tax, on securities categorized as other securities of ¥3,087 million and ¥3,743 million ($34,854 thousand) as at March 31, 2004 and 2005, respectively, were recorded as a component of shareholders' equity. A related deferred income tax liability thereon of ¥1,021 million and ¥1,384 million ($12,888 thousand) was recorded against deferred income tax assets relating to other temporary differences as at March 31, 2004 and 2005, respectively.

The aggregate cost and market value (carrying value) of other securities with market values, which were included in investment securities at March 31, 2004 and 2005 were as follows:

	Millions of yen			
	March 31, 2004			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥4,352	¥4,051	(¥62)	¥8,341
Debt securities	52	4	(-)	56
Other	615	137	(6)	746
Total	¥5,019	¥4,192	(¥68)	¥9,143

	Millions of yen			
	March 31, 2005			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥10,670	¥5,184	(¥70)	¥15,784
Debt securities	52	3	(-)	55
Other	175	-	(-)	175
Total	¥10,897	¥5,187	(¥70)	¥16,014

	Thousands of U.S. dollars			
	March 31, 2005			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	$99,357	$48,273	($652)	$146,978
Debt securities	484	28	(-)	512
Other	1,630	-	(-)	1,630
Total	$101,471	$48,301	($652)	$149,120

As at March 31, 2004 and 2005, the carrying amount of unlisted equity securities, which were included in investment securities account, were ¥19,064 million and ¥19,505 million ($181,628 thousand), respectively.

As at March 31, 2005, the carrying amount of unlisted debt securities and unlisted other securities, which were included in investment securities account, were ¥2,700 million ($25,142 thousand) and ¥225 million ($2,095 thousand), respectively.

For the year ended March 31, 2003, other-than-temporary impairments of securities with an aggregate market value of ¥2,251 million were charged to current income. For the years ended March 31, 2004 and 2005, there were no other-than-temporary impairments of securities. Impairments are principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

7. Intangible assets:

A consolidation adjustment account, representing the excess of cost over net equity of investments in subsidiaries as at March 31, 2004 and 2005, included in intangible assets, were ¥270 million and ¥4,619 million ($43,011 thousand), respectively.

8. Derivative financial instruments:

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

Epson management believes that credit risk relating to derivative instruments that Epson uses is relatively low since all of its counterparties to the derivative instruments are creditworthy financial institutions.

Forward exchange transactions are approved by the Company's Forward Exchange Committee (composed of representatives of Epson management) and executed based on authorization of the general manager of Epson in accordance with internal rules and policies developed regarding derivative transaction management.

Interest rate swap transactions are approved and executed based on authorization of the director of Epson in charge of the finance function based on the above-mentioned internal rules and policies. Execution and management of transactions are done by the responsible section in Financial Management Department and reported to the general manager.

The table below lists contract amounts and fair values of derivatives as at March 31, 2004 and 2005 by transactions and type of instrument, excluding derivatives eligible for hedge accounting.

Instruments	Millions of yen March 31, 2004 Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	¥4,213	¥4,170	¥43
Euro (purchased Japanese yen)	29,600	28,885	715
Sterling pound (purchased Japanese yen)	1,593	1,538	55
Australian dollar (purchased Japanese yen)	1,170	1,142	28
Thai baht (purchased U.S. dollar)	205	206	(1)
Polish zloty (purchased Euro)	327	327	(0)
Purchased -			
U.S. dollar (sold Japanese yen)	5,967	5,792	(175)
Euro (sold Japanese yen)	77	75	(2)
Sterling pound (sold Euro)	678	678	(0)
U.S. dollar (sold Korean won)	434	425	(9)
U.S. dollar (sold Taiwan dollar)	758	739	(19)
Total unrealized gains from forward exchange contracts			¥635

There were no interest rate swap transactions outstanding at March 31, 2004 other than derivatives eligible for hedge accounting.

Instruments	Millions of yen March 31, 2005 Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	¥7,017	¥7,225	(¥208)
Euro (purchased Japanese yen)	26,438	26,705	(267)
Sterling pound (purchased Japanese yen)	1,029	1,045	(16)
Australian dollar (purchased Japanese yen)	1,730	1,787	(57)
Thai baht (purchased U.S. dollar)	171	167	4
Japanese yen (purchased Euro)	301	301	0
U.S. dollar (purchased Euro)	642	643	(1)
Polish zloty (purchased Euro)	168	170	(2)
Purchased -			
U.S. dollar (sold Japanese yen)	87	89	2
Euro (sold Japanese yen)	31	31	(0)
U.S. dollar (sold Korean won)	546	539	(7)
U.S. dollar (sold Taiwan dollar)	556	533	(23)
Total unrealized losses from forward exchange contracts			(¥575)

There were no interest rate swap transactions outstanding at March 31, 2005 other than derivatives eligible for hedge accounting.

Instruments	Thousands of U.S. dollars		
	March 31, 2005		
	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	$65,341	$67,278	($1,937)
Euro (purchased Japanese yen)	246,187	248,673	(2,486)
Sterling pound (purchased Japanese yen)	9,582	9,731	(149)
Australian dollar (purchased Japanese yen)	16,109	16,640	(531)
Thai baht (purchased U.S. dollar)	1,592	1,555	37
Japanese yen (purchased Euro)	2,803	2,803	0
U.S. dollar (purchased Euro)	5,978	5,987	(9)
Polish zloty (purchased Euro)	1,564	1,583	(19)
Purchased -			
U.S. dollar (sold Japanese yen)	810	829	19
Euro (sold Japanese yen)	289	289	(0)
U.S. dollar (sold Korean won)	5,084	5,019	(65)
U.S. dollar (sold Taiwan dollar)	5,177	4,963	(214)
Total unrealized losses from forward exchange contracts			($5,354)

There were no interest rate swap transactions outstanding at March 31, 2005 other than derivatives eligible for hedge accounting.

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

9. Assets pledged as collateral for secured loans and debt:

Assets pledged as collateral for secured loans and debt at March 31, 2004 and 2005 were as follows:

Pledged assets	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2004	2005	2005
Buildings and structures	¥1,457	¥-	$-
Machinery and equipment	370	-	-
Furniture and fixtures	18	-	-
Land	386	-	-
Total	¥2,231	¥-	$-

Secured loans and debt	Millions of yen March 31 2004	2005	Thousands of U.S. dollars March 31, 2005
Current portion of long-term debt	¥30	¥-	$-

In the year ended March 31, 2005, Epson entered into line of credit agreements with thirteen banks for an aggregate maximum amount of ¥80,000 million ($744,948 thousand). As at March 31, 2005, there were unused credit lines of ¥80,000 million ($744,948 thousand) outstanding and available.

10. Pension and severance costs:

The Company and its Japanese subsidiaries maintain defined benefit pension plans and defined contribution pension plans covering substantially all of their employees. The Company and some of its Japanese subsidiaries had maintained the welfare pension plan which was funded in conformity with the funding requirement of the Japanese Welfare Pension Insurance Law. The welfare pension plan covered the substitutional portion of the governmental welfare pension program and non-substitutional portion under which contributions are made by companies and their employees.

On June 15, 2001, the Defined Benefit Pension Plan Law was enacted, which allows a company to return the substitutional portion of the pension to the government, thereby eliminating the company's responsibility for future benefits. On January 17, 2003, the Company obtained approval from the Ministry of Health, Labor and Welfare for exemption from the payment of future benefit obligations with respect to the substitutional portion that the Company operates on behalf of the Japanese government. The Company accounted for the return of the substitutional portion at the date of approval, which is allowed as an alternative accounting method in accordance with "Practical Guidance for Accounting for Pensions" issued by the Japanese Institute of Certified Public Accountants. A gain on exemption from the payment of benefit obligations totaling ¥17,577 million was recorded in income for the year ended March 31, 2003.

On February 1, 2004, the Company obtained approval from the Ministry of Health, Labor and Welfare for exemption from the substitutional portion with respect to the benefit obligation related past service that the Company operates on behalf of the Japanese government. A gain on exemption from the payment of benefit obligations related past service was recorded in income for the year ended March 31, 2003. Upon approval for exemption from the substitutional portion with respect to the benefit obligation related past service, welfare pension plan transferred to the corporate defined benefit pension plan.

To supplement the corporate defined benefit pension plan, the Company and some of its Japanese subsidiaries maintain tax qualified pension plans which are non-contributory defined benefit pension plans. These companies contribute amounts required to maintain sufficient plan assets to provide for accrued

benefits, subject to limitations on expense deductibility under Japanese income tax laws.

The funded status of retirement benefit obligations at March 31, 2004 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2004	2005	2005
Projected benefit obligations	¥202,361	¥176,371	$1,642,341
Plan assets at fair value	183,915	159,769	1,487,746
Unfunded status	18,446	16,602	154,595
Unrecognized items:			
Prior service cost reduction from plan amendment	8,133	10,173	94,729
Actuarial losses	(34,564)	(19,401)	(180,659)
Accrued pension and severance costs - net	(7,985)	7,374	68,665
Prepaid pension cost	16,040	7,461	69,476
Accrued pension and severance costs	¥8,055	¥14,835	$138,141

The composition of net pension and severance costs for the years ended March 31, 2003, 2004 and 2005 were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2003	2004	2005	2005
Service cost	¥10,627	¥9,352	¥7,397	$68,880
Interest cost	6,960	5,608	4,355	40,553
Expected return on plan assets	(5,830)	(5,055)	(4,728)	(44,027)
Amortization and expenses:				
Prior service costs	(1,338)	(529)	(2,752)	(25,626)
Actuarial losses	10,309	9,537	8,849	82,401
Net pension and severance costs	20,728	18,913	13,121	122,181
Gain on transfer to government of the substitutional portion of pension liabilities	(17,577)	-	-	-
Contribution to defined contribution pension plan	-	-	2,067	19,247
	¥3,151	¥18,913	¥15,188	$141,428

The assumptions used for the actuarial computation of the retirement benefit obligations for the years ended March 31, 2003, 2004 and 2005 were as follows:

	Year ended March 31		
	2003	2004	2005
Discount rate	3.0%	2.5%	2.5%
Long-term rate of return on plan assets	3.5	3.5	3.0

The Company and one consolidated subsidiary changed approximately half of its tax qualified defined benefit plans to new tax qualified defined contribution plans and the remaining half from tax qualified

defined benefit plans to new tax qualified corporate defined benefit plans effective from the year beginning April 1, 2004. As a result of this transfer, gain on transition of retirement benefit plan of ¥207 million ($1,928 thousand) was recorded in other income for the year ended March 31, 2005 in accordance with "Accounting for Transition of Retirement Benefit Plans" ("Financial Accounting Standards Implementation Guidance No.1" issued by Accounting Standards Board of Japan).

The Company had entered into a retirement benefit trust agreement with an outside trust company and contributed certain marketable securities to the employee retirement benefit trust. In December 2004, the Company canceled the retirement benefit trust agreement and trusted marketable securities of ¥6,625 million ($61,691 thousand) were returned to the Company. As a result, prepaid pension cost at March 31, 2005 decreased. Loss on return of trusted marketable securities of ¥328 million ($3,054 thousand) was recorded in other expenses for the year ended March 31, 2005.

The Company has made amendments to the welfare pension plan by raising the commencement age to receive benefits and reduced the related interest rate under the pension plan in fiscal years ended March 31, 2001 and 2002. Further, effective at March 31, 2004, the Company has made amendments to the remaining corporate defined benefit plans by reducing the related interest rate under the pension plans. These amendments have resulted in a negative amount of unrecognized prior service cost.

In addition to the above-mentioned net pension and severance costs, additional severance costs of ¥181 million and ¥1,182 million, which related to specific reorganization programs, were recorded in reorganization costs for the years ended March 31, 2003 and 2004, respectively.

Additional severance costs of ¥2,285 million ($21,277 thousand), which related to specific prior pension costs for foreign subsidiaries, were recorded in the consolidated statements of income for the year ended March 31, 2005.

11. Shareholders' equity:

The Company's retained earnings consists of unappropriated retained earnings and legal reserves required by the Commercial Code of Japan. The retained earnings accumulated by the Company are initially recorded as unappropriated retained earnings and later transferred to legal reserve upon approval at the shareholders' meeting.

Under the Commercial Code of Japan, the Company is permitted to transfer to retained earnings the portion of statutory reserve (additional paid-in capital and legal reserve) in excess of 25% of common stock upon approval at the shareholders' meeting. Any transferred portions will be available for dividend distribution. The Company does not currently make such transfers.

Under the Commercial Code of Japan, the appropriation of retained earnings for a fiscal year is made by

resolution of shareholders at a general meeting to be held within three months after the balance sheet date, and accordingly such appropriations are recorded at the time of resolution. The Company may pay interim dividends by resolution of the board of directors once during each fiscal year in accordance with the Commercial Code of Japan and the Company's Articles of Incorporation.

For each of the years ended March 31, 2003 and 2004, the Company paid a year-end cash dividend of ¥9 per share and interim cash dividend of ¥9 per share to the shareholders of record as at the respective period-ends. For the year ended March 31, 2005, the Company paid a year-end cash dividend of ¥9 ($0.08) per share and interim cash dividend of ¥13 ($0.12) per share to the shareholders of record as at the respective period-ends.

The proposed appropriation of retained earnings of the Company for the year ended March 31, 2005 approved at the general shareholders' meeting, which will be held on June 24, 2005, is as follows:

	Millions of yen	Thousands of U.S. dollars
Cash dividends at ¥13 per share	¥2,553	$23,773

The Company's common stock was listed on the First Section of the Tokyo Stock Exchange on June 24, 2003. As a result of the listing, 44,500,000 shares of common stock were issued by the Company with the aggregate net proceeds of ¥109,915 million. Of the 44,500,000 shares, 28,305,500 shares of common stock were offered in Japan and 16,194,500 were offered outside of Japan in an international offering. As a result of this issuance, common stock and additional paid-in capital increased ¥40,673 million and ¥69,242 million, respectively.

There were 225 shares and 689 shares of treasury stock as at March 31, 2004 and 2005, respectively.

12. Net income per share:

Calculation of net income per share for the years ended March 31, 2003, 2004 and 2005 were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2003	2004	2005	2005
Net income attributable to common shares	¥12,510	¥38,031	¥55,689	$518,568
Less: Bonuses to directors and statutory auditors	(196)	(-)	(-)	(-)
	¥12,314	¥38,031	¥55,689	$518,568
Weighted average number of common shares outstanding:				
-Basic	151,864,511	185,782,470	196,364,103	
-Diluted	-	185,937,667	-	
	Yen			U.S. dollars
Net income per share:				
-Basic	¥81.08	¥204.70	¥283.60	$2.64
-Diluted	¥-	¥204.53	¥-	$-

Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding for the years ended March 31, 2003 and 2005.

13. Income taxes:

Epson is subject to a number of different income taxes which, in the aggregate, resulted in a statutory income tax rate in Japan of approximately 41.7 % for the year ended March 31, 2003, approximately 43.6 % for the year ended March 31, 2004 and approximately 40.4 % for the year ended March 31, 2005.

The significant components of deferred tax assets and liabilities at March 31, 2004 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2004	2005	2005
Deferred tax assets:			
Property, plant and equipment and intangible assets	¥17,511	¥15,629	$145,535
Inter-company profits on inventories and write downs	7,877	14,048	130,813
Accrued bonuses	6,170	6,718	62,557
Devaluation of investment securities	4,118	5,467	50,908
Accrued warranty costs	3,749	4,856	45,218
Net operating tax loss carry-forwards	13,897	4,255	39,622
Accrued pension and severance costs	2,678	1,815	16,901
Allowance for doubtful accounts	1,250	1,261	11,742
Others	11,579	14,113	131,418
Gross deferred tax assets	68,829	68,162	634,714
Less: valuation allowance	(13,418)	(10,897)	(101,471)
Total deferred tax assets	55,411	57,265	533,243
Deferred tax liabilities:			
Undistributed earnings of overseas subsidiaries	(15,438)	(18,799)	(175,053)
Reserve for special depreciation for tax purpose	(3,059)	(3,807)	(35,450)
Net unrealized gains on other securities	(1,021)	(1,384)	(12,888)
Prepaid pension cost	(3,765)	(-)	(-)
Others	(282)	(507)	(4,721)
Gross deferred tax liabilities	(23,565)	(24,497)	(228,112)
Net deferred tax assets	¥31,846	¥32,768	$305,131

The valuation allowance was established mainly against deferred tax assets on future tax-deductible temporary differences and operating tax loss carry-forwards of certain subsidiaries as it is more likely than not that these deferred tax assets will not be realized within the foreseeable future. The net change in the total valuation allowance for the year ended March 31, 2005 was a decrease of ¥2,521 million ($23,475 thousand).

Epson has provided for deferred income taxes on all undistributed earnings of overseas subsidiaries.

The differences between Epson's statutory income tax rate and the income tax rate reflected in the consolidated statements of income were reconciled as follows:

	Year ended March 31		
	2003	2004	2005
Statutory income tax rate	41.7%	43.6%	40.4%
Reconciliation:			
Tax credits	-	-	(6.9)
Recognized tax benefit for inter-company profit elimination	-	-	(3.6)
Changes in valuation allowance	5.1	(5.2)	(0.6)
Entertainment expenses, etc. permanently non-tax deductible	2.1	1.6	(0.1)
Change in income tax rate	(2.4)	0.9	-
Unrecognized tax benefit for inter-company profit elimination	8.1	-	-
Others	4.4	0.0	(2.2)
Income tax rate per statements of income	59.0%	40.9%	27.0%

The statutory income tax rate used in calculation of deferred tax assets and liabilities has been changed due to a change in Japanese tax laws. At March 31, 2003, deferred tax assets and liabilities expected to be realized in the following year were calculated using a 41.7% tax rate, while those expected to be realized after April 1, 2004 were calculated using a 40.4% tax rate. The effect of this change in accounting estimates for the year ended March 31, 2003 was an increase in net deferred tax assets of ¥778 million and a decrease of income tax expense of ¥774 million.

Under the consolidated tax return system, a temporary 2.0% surtax was assessed on consolidated taxable income for the year ended March 31, 2004. As a result, the aggregated statutory income tax rate for Epson was 43.6% for the year ended March 31, 2004.

For fiscal year beginning April 1, 2004, the 2.0% surtax was not assessed on consolidated taxable income under the consolidated tax return system. Therefore, the aggregated statutory income tax rate for Epson was 40.4% for the year ended March 31, 2005.

14. Research and development costs:

Research and development costs, which are included in cost of sales and selling, general and administrative expenses, totaled ¥85,761 million, ¥90,485 million and ¥89,042 million ($829,146 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

15. Reorganization costs:

The reorganization costs for the year ended March 31, 2005 mainly represent costs associated with revamping the product mix accompanying a restructuring of the domestic display business.

The reorganization costs for the year ended March 31, 2004 mainly represent reorganization for certain overseas manufacturing plants in the display business.

The reorganization costs for the year ended March 31, 2003 mainly represent write-off of acquired technologies, as well as reorganization cost for certain domestic manufacturing plants in the semiconductor business.

16. Cash flow information:

Cash and cash equivalents at March 31, 2004 and 2005 were composed of the following:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2004	2005	2005
Cash and deposits	¥266,254	¥235,597	$2,193,845
Less:			
Short-term bank loans (overdrafts)	(562)	(421)	(3,920)
Time deposits due over three months	(509)	(272)	(2,533)
Cash and cash equivalents	¥265,183	¥234,904	$2,187,392

17. Leases:

As described in Note 2 (16), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the years ended March 31, 2003, 2004 and 2005 amounted to ¥9,039 million, ¥3,211 million and ¥10,369 million ($96,555 thousand), respectively.

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at March 31, 2004 and 2005 would have been as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2004	2005	2005
Acquisition cost:			
Machinery and equipment	¥2,483	¥79,822	$743,291
Furniture and fixtures	5,977	4,394	40,916
Intangible assets	1,133	851	7,924
	9,593	85,067	792,131
Less:			
Accumulated depreciation	(5,450)	(38,114)	(354,912)
Accumulated impairment loss	(-)	(1,184)	(11,025)
	(5,450)	(39,298)	(365,937)
Net book value	¥4,143	¥45,769	$426,194

Amounts appearing in the table above include leased property from the SANYO Group transferred to SANYO EPSON.

The acquisition cost, less accumulated depreciation and net book value transferred from the SANYO Group as capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term at October 1, 2004, were as follows.

	Millions of yen	Thousands of U.S. dollars
Acquisition cost:		
Machinery and equipment	¥76,744	$714,629
Furniture and fixtures	1,196	11,137
	77,940	725,766
Less: accumulated depreciation	(28,498)	(265,369)
Net book value	¥49,442	$460,397

Depreciation expenses for these leased assets for the years ended March 31, 2003, 2004 and 2005 would have been ¥8,422 million, ¥2,997 million and ¥9,435 million ($87,857 thousand), respectively, if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no residual value.

Interest expense for these capital leases for the years ended March 31, 2003, 2004 and 2005 would have been ¥214 million, ¥97 million and ¥982 million ($9,144 thousand), respectively.

Impairment loss for these capital leases, which was recorded in reorganization costs, was ¥1,184 million ($11,025 thousand) for the year ended March 31, 2005. For the years ended March 31, 2003 and 2004, there were no impairment losses for these capital leases.

Future lease payments for capital leases at March 31, 2004 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease payments	2004	2005	2005
Due within one year	¥1,910	¥16,003	$149,018
Due after one year	2,286	32,638	303,920
Total	¥4,196	¥48,641	$452,938

Amounts appearing in the table above include accrued impairment loss amounted to ¥1,184 million ($11,025 thousand) as of March 31, 2005. There was no accrued impairment loss as of March 31, 2004.

Future lease payments for non-cancelable operating leases as a lessee at March 31, 2004 and 2005 were as follows:

Future lease payments	Millions of yen March 31 2004	Millions of yen March 31 2005	Thousands of U.S. dollars March 31, 2005
Due within one year	¥2,729	¥3,228	$30,059
Due after one year	8,511	9,205	85,715
Total	¥11,240	¥12,433	$115,774

In addition, future lease receipts for non-cancelable operating leases as a lessor at March 31, 2004 and 2005 were as follows:

Future lease receipts	Millions of yen March 31 2004	Millions of yen March 31 2005	Thousands of U.S. dollars March 31, 2005
Due within one year	¥301	¥319	$2,970
Due after one year	2,008	1,824	16,985
Total	¥2,309	¥2,143	$19,955

18. Commitments and contingent liabilities:

Contingent liabilities for guarantee of employees' housing loans from banks at March 31, 2004 and 2005 were ¥3,744 million and ¥2,849 million ($26,529 thousand), respectively. Furthermore, the amount of discounted notes, which consisted of discounted letters of credit, at March 31, 2004 and 2005 were ¥19 million and ¥11 million ($102 thousand), respectively.

19. Related party transactions:

The Company has entered into real estate lease agreements and certain other agreements with K.K. Sunritz ("Sunritz") in which Mr. Yasuo Hattori, a Vice Chairman and Director of the Company, and their relatives own 9.5% and 71.3% of the outstanding shares of Sunritz, respectively. The Company has also purchased land and buildings from Sunritz.

Mr. Hideaki Yasukawa, a Chairman and Director of the Company, is a Chairman of SE GAKUEN Educational Foundation ("SE GAKUEN"). Mr. Hideaki Yasukawa owns 0.1% of the outstanding shares of the Company.

The Company's management believes that all transactions with related parties as described in the preceding paragraphs and in the table below were in accordance with terms and conditions decided on a market-determined basis.

Transactions with these related parties for the years ended March 31, 2003, 2004 and 2005, and related balances at March 31, 2004 and 2005, were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2003	2004	2005	2005
Transactions:				
With Sunritz -				
Rental expenses for real estates	¥124	¥120	¥115	$1,071
With SE GAKUEN -				
Other incomes	11	59	69	643
Other expenses	9	17	3	28
With other related companies -				
Other expenses	1	4	57	531

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2004	2005	2005
Balances:			
With Sunritz -			
Other investments	¥2	¥2	$19
With SE GAKUEN -			
Other current assets	4	4	37
Payables	1	-	-

20. Segment information:

(1) Business segment information -

Epson is primarily engaged in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson is engaged principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, large format inkjet printers, and related supplies, color image scanners, LCD projectors, HDTV LCD projection television, LCD monitors, label writers, mini-printers, printers for use in POS systems and personal computers.

Electronic devices segment, including small and medium-sized LCD modules, TFT LCD modules for LCD projectors, CMOS LSI, crystal units and crystal oscillators.

Precision products segment, including watches, watch movements, plastic corrective lenses, optical devices, precision industrial robots and IC handlers.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

The table below summarizes the business segment information of Epson for the years ended March 31, 2003, 2004 and 2005:

Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2003	2004	**2005**	**2005**
Information-related equipment:				
Net sales:				
Customers	¥911,459	¥917,116	**¥942,401**	**$8,775,500**
Inter-segment	4,398	3,264	**3,628**	**33,784**
Total	915,857	920,380	**946,029**	**8,809,284**
Operating expenses	835,431	874,478	**884,474**	**8,236,093**
Operating income	¥80,426	¥45,902	**¥61,555**	**$573,191**
Identifiable assets	¥384,968	¥366,410	**¥373,172**	**$3,474,923**
Depreciation and amortization	¥34,042	¥33,312	**¥30,488**	**$283,900**
Capital expenditures	¥27,656	¥34,797	**¥26,182**	**$243,803**
Electronic devices:				
Net sales:				
Customers	¥328,460	¥413,540	**¥454,616**	**$4,233,318**
Inter-segment	25,828	27,613	**27,995**	**260,685**
Total	354,288	441,153	**482,611**	**4,494,003**
Operating expenses	382,288	400,532	**444,058**	**4,135,003**
Operating income (loss)	(¥28,000)	¥40,621	**¥38,553**	**$359,000**
Identifiable assets	¥402,248	¥352,755	**¥468,588**	**$4,363,423**
Depreciation and amortization	¥75,111	¥58,006	**¥54,685**	**$509,219**
Capital expenditures	¥35,720	¥20,574	**¥109,197**	**$1,016,826**
Precision products:				
Net sales:				
Customers	¥77,155	¥77,736	**¥76,827**	**$715,402**
Inter-segment	2,590	3,366	**4,316**	**40,190**
Total	79,745	81,102	**81,143**	**755,592**
Operating expenses	79,100	78,292	**78,707**	**732,908**
Operating income	¥645	¥2,810	**¥2,436**	**$22,684**
Identifiable assets	¥50,706	¥52,216	**¥50,352**	**$468,871**
Depreciation and amortization	¥4,037	¥4,013	**¥3,930**	**$36,595**
Capital expenditures	¥3,393	¥4,283	**¥4,899**	**$45,619**
Other:				
Net sales:				
Customers	¥5,379	¥4,851	**¥5,906**	**$54,996**
Inter-segment	20,931	24,606	**28,604**	**266,356**
Total	26,310	29,457	**34,510**	**321,352**
Operating expenses	30,042	41,480	**47,514**	**442,444**
Operating loss	(¥3,732)	(¥12,023)	**(¥13,004)**	**($121,092)**
Identifiable assets	¥143,225	¥149,122	**¥147,448**	**$1,373,014**
Depreciation and amortization	¥12,619	¥14,983	**¥15,138**	**$140,963**
Capital expenditures	¥22,342	¥10,725	**¥17,257**	**$160,695**
Eliminations and corporate:				
Net sales	(¥53,747)	(¥58,849)	**(¥64,543)**	**($601,015)**
Operating expenses	(53,768)	(58,940)	**(65,970)**	**(614,303)**
Operating income	¥21	¥91	**¥1,427**	**$13,288**
Identifiable assets	¥214,933	¥285,988	**¥258,230**	**$2,404,600**
Depreciation and amortization	¥-	¥-	**¥-**	**$-**
Capital expenditures	¥-	¥-	**¥-**	**$-**
Consolidated:				
Net sales	¥1,322,453	¥1,413,243	**¥1,479,750**	**$13,779,216**
Operating expenses	1,273,093	1,335,842	**1,388,783**	**12,932,145**
Operating income	¥49,360	¥77,401	**¥90,967**	**$847,071**
Identifiable assets	¥1,196,080	¥1,206,491	**¥1,297,790**	**$12,084,831**
Depreciation and amortization	¥125,809	¥110,314	**¥104,241**	**$970,677**
Capital expenditures	¥89,111	¥70,379	**¥157,535**	**$1,466,943**

The amounts of corporate assets included in "Eliminations and corporate" were ¥227,464 million, ¥299,661 million and ¥277,312 million ($2,582,289 thousand) at March 31, 2003, 2004 and 2005, respectively, and mainly consisted of cash and cash equivalents, investment securities and short-term loans receivable.

The table below summarizes the business segment information of Epson for the three months ended March 31, 2004 and 2005:

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2004	**2005**	**2005**
Information-related equipment:			
Net sales:			
Customers	¥231,859	**¥230,834**	**$2,149,492**
Inter-segment	1,272	**1,216**	**11,324**
Total	233,131	**232,050**	**2,160,816**
Operating expenses	229,878	**221,952**	**2,066,785**
Operating income	¥3,253	**¥10,098**	**$94,031**
Electronic devices:			
Net sales:			
Customers	¥105,564	**¥117,989**	**$1,098,696**
Inter-segment	6,716	**5,937**	**55,285**
Total	112,280	**123,926**	**1,153,981**
Operating expenses	99,814	**136,093**	**1,267,278**
Operating income (loss)	¥12,466	**(¥12,167)**	**($113,297)**
Precision products:			
Net sales:			
Customers	¥18,769	**¥15,981**	**$148,813**
Inter-segment	1,061	**854**	**7,952**
Total	19,830	**16,835**	**156,765**
Operating expenses	20,040	**17,485**	**162,818**
Operating loss	(¥210)	**(¥650)**	**($6,053)**
Other:			
Net sales:			
Customers	¥1,127	**¥1,798**	**$16,743**
Inter-segment	6,645	**7,220**	**67,231**
Total	7,772	**9,018**	**83,974**
Operating expenses	10,910	**13,134**	**122,301**
Operating loss	(¥3,138)	**(¥4,116)**	**($38,327)**
Eliminations and corporate:			
Net sales	(¥15,694)	**(¥15,227)**	**($141,792)**
Operating expenses	(15,711)	**(16,186)**	**(150,722)**
Operating income	¥17	**¥959**	**$8,930**
Consolidated:			
Net sales	¥357,319	**¥366,602**	**$3,413,744**
Operating expenses	344,931	**372,478**	**3,468,460**
Operating income (loss)	¥12,388	**(¥5,876)**	**($54,716)**

(2) Geographic segment information -

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the years ended March 31, 2003, 2004 and 2005:

Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2003	2004	**2005**	**2005**
Japan:				
Net sales:				
Customers	¥637,544	¥686,553	**¥694,344**	**$6,465,630**
Inter-segment	478,441	491,089	**540,694**	**5,034,864**
Total	1,115,985	1,177,642	**1,235,038**	**11,500,494**
Operating expenses	1,097,056	1,141,043	**1,192,107**	**11,100,727**
Operating income	¥18,929	¥36,599	**¥42,931**	**$399,767**
Identifiable assets	¥785,754	¥758,593	**¥851,767**	**$7,931,530**
The Americas:				
Net sales:				
Customers	¥230,263	¥224,683	**¥242,898**	**$2,261,831**
Inter-segment	39,315	42,320	**41,618**	**387,540**
Total	269,578	267,003	**284,516**	**2,649,371**
Operating expenses	262,468	255,937	**271,363**	**2,526,892**
Operating income	¥7,110	¥11,066	**¥13,153**	**$122,479**
Identifiable assets	¥83,814	¥74,024	**¥77,661**	**$723,168**
Europe:				
Net sales:				
Customers	¥258,278	¥297,772	**¥325,998**	**$3,035,646**
Inter-segment	5,573	2,497	**2,525**	**23,512**
Total	263,851	300,269	**328,523**	**3,059,158**
Operating expenses	260,665	290,719	**317,000**	**2,951,858**
Operating income	¥3,186	¥9,550	**¥11,523**	**$107,300**
Identifiable assets	¥73,667	¥73,820	**¥74,867**	**$697,150**
Asia/Oceania:				
Net sales:				
Customers	¥196,368	¥204,235	**¥216,510**	**$2,016,109**
Inter-segment	439,632	478,878	**481,541**	**4,484,040**
Total	636,000	683,113	**698,051**	**6,500,149**
Operating expenses	620,376	664,517	**677,897**	**6,312,478**
Operating income	¥15,624	¥18,596	**¥20,154**	**$187,671**
Identifiable assets	¥204,989	¥193,401	**¥185,522**	**$1,727,554**
Eliminations and corporate:				
Net sales	(¥962,961)	(¥1,014,784)	**(¥1,066,378)**	**($9,929,956)**
Operating expenses	(967,472)	(1,016,374)	**(1,069,584)**	**(9,959,810)**
Operating income	¥4,511	¥1,590	**¥3,206**	**$29,854**
Identifiable assets	¥47,856	¥106,653	**¥107,973**	**$1,005,429**
Consolidated:				
Net sales	¥1,322,453	¥1,413,243	**¥1,479,750**	**$13,779,216**
Operating expenses	1,273,093	1,335,842	**1,388,783**	**12,932,145**
Operating income	¥49,360	¥77,401	**¥90,967**	**$847,071**
Identifiable assets	¥1,196,080	¥1,206,491	**¥1,297,790**	**$12,084,831**

The amounts of corporate assets included in "Eliminations and corporate" were ¥227,464 million, ¥299,661 million and ¥277,312 million ($2,582,289 thousand) at March 31, 2003, 2004 and 2005, respectively, and mainly consisted of cash and cash equivalents, investment securities and short-term loans receivable.

The table below summarizes the geographic segment information of Epson for the three months ended March 31, 2004 and 2005:

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2004	**2005**	**2005**
Japan:			
Net sales:			
Customers	¥166,342	**¥181,951**	**$1,694,301**
Inter-segment	121,465	**107,557**	**1,001,555**
Total	287,807	**289,508**	**2,695,856**
Operating expenses	284,564	**307,771**	**2,865,918**
Operating income (loss)	¥3,243	**(¥18,263)**	**($170,062)**
The Americas:			
Net sales:			
Customers	¥58,090	**¥57,124**	**$531,930**
Inter-segment	10,069	**6,703**	**62,418**
Total	68,159	**63,827**	**594,348**
Operating expenses	64,112	**62,412**	**581,172**
Operating income	¥4,047	**¥1,415**	**$13,176**
Europe:			
Net sales:			
Customers	¥84,262	**¥79,004**	**$735,674**
Inter-segment	456	**494**	**4,600**
Total	84,718	**79,498**	**740,274**
Operating expenses	82,466	**75,329**	**701,453**
Operating income	¥2,252	**¥4,169**	**$38,821**
Asia/Oceania:			
Net sales:			
Customers	¥48,625	**¥48,523**	**$451,839**
Inter-segment	109,134	**100,526**	**936,083**
Total	157,759	**149,049**	**1,387,922**
Operating expenses	157,925	**150,027**	**1,397,029**
Operating loss	(¥166)	**(¥978)**	**($9,107)**
Eliminations and corporate:			
Net sales	(¥241,124)	**(¥215,280)**	**($2,004,656)**
Operating expenses	(244,136)	**(223,061)**	**(2,077,112)**
Operating income	¥3,012	**¥7,781**	**$72,456**
Consolidated:			
Net sales	¥357,319	**¥366,602**	**$3,413,744**
Operating expenses	344,931	**372,478**	**3,468,460**
Operating income (loss)	¥12,388	**(¥5,876)**	**($54,716)**

(3) Sales to overseas customers -

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the years ended March 31, 2003, 2004 and 2005:

Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2003	2004	**2005**	**2005**
Overseas sales:				
The Americas	¥239,936	¥235,116	**¥266,649**	**$2,482,997**
Europe	318,575	363,424	**386,091**	**3,595,223**
Asia/Oceania	274,307	310,806	**292,276**	**2,721,631**
Total	832,818	909,346	**945,016**	**8,799,851**
Consolidated net sales	¥1,322,453	¥1,413,243	**¥1,479,750**	**$13,779,216**
Percentage:				
The Americas	18.1%	16.6%	**18.0%**	
Europe	24.1	25.7	**26.1**	
Asia/Oceania	20.8	22.0	**19.8**	
Total	63.0%	64.3%	**63.9%**	

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the three months ended March 31, 2004 and 2005:

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2004	**2005**	**2005**
Overseas sales:			
The Americas	¥59,260	**¥59,977**	**$558,497**
Europe	96,420	**95,969**	**893,649**
Asia/Oceania	70,982	**65,288**	**607,953**
Total	226,662	**221,234**	**2,060,099**
Consolidated net sales	¥357,319	**¥366,602**	**$3,413,744**
Percentage:			
The Americas	16.6%	**16.3%**	
Europe	27.0	**26.2**	
Asia/Oceania	19.8	**17.8**	
Total	63.4%	**60.3%**	

April 26, 2005

Supplementary Information
Consolidated year ended March 31, 2005

Supplementary Information

Consolidated year ended March 31, 2005

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1. Sales by division

(Unit: billion yen)

	Year ended March 31, 2004	Year ended March 31, 2005	Increase %	Forecast for the year ended March 31, 2006
Information-related equipment	920.4	946.0	2.8%	1,015.0
Imaging & information	733.1	820.3	11.9%	873.0
Visual instruments	87.3	90.7	3.9%	104.0
System device & PC	113.7	-	- %	-
Other	-	48.6	- %	50.0
Intra-segment sales	(13.7)	(13.6)	- %	(12.0)
Electronic devices	441.1	482.6	9.4%	554.0
Display	298.5	316.8	6.1%	383.0
Semiconductor	146.4	139.5	(4.7%)	120.0
Quartz device	43.2	49.8	15.2%	71.0
Other	2.9	2.1	(27.5%)	2.0
Intra-segment sales	(49.9)	(25.6)	- %	(22.0)
Precision products	81.1	81.1	0.0%	89.0
Other	29.5	34.5	17.2%	33.0
Inter-segment sales	(58.9)	(64.5)	- %	(68.0)
Consolidated sales	1,413.2	1,479.7	4.7%	1,623.0

(Note) Divisional category of information-related equipment segment is changed to "Imaging & information", "Visual instruments" and "Other" from the year ended March 31, 2005.

(Note) The divisional category of information-related equipment segment was "Imaging & information", "Visual instruments" and "System device & PC" before the fiscal year beginning on April 1, 2004. System device division was united to Imaging & information division in the year ended March 31, 2004. The divisional category of information-related equipment segment was changed to "Imaging & information", "Visual instruments" and "Other" from the year ended March 31, 2005.

As a result of it, net sales increased by ¥64.0 billion in Imaging & information for the year ended March 31, 2005, as compared with the amount of Imaging & information which was reported in the year ended March 31, 2004, and decreased by ¥64.0 billion in Other for the year ended March 31, 2005, as compared with the amount of System device & PC which was reported in the year ended March 31, 2004.

The table below summarizes the sales by division of Epson for the years ended March 31, 2004, 2005 and 2006. The sales by division for the year ended March 31, 2004 was categorized as if the new divisional classification had been applied retroactively.

(Unit: billion yen)

	Year ended March 31, 2004	Year ended March 31, 2005	Increase %	Forecast for the year ended March 31, 2006	Increase compared to year ended March 31, 2005 %
Information-related equipment	920.4	946.0	2.8%	1,015.0	7.3%
Imaging & information	792.6	820.3	3.5%	873.0	6.4%
Visual instruments	87.3	90.7	3.9%	104.0	14.7%
Other	54.0	48.6	(10.2%)	50.0	3.0%
Intra-segment sales	(13.5)	(13.6)	- %	(12.0)	- %
Electronic devices	441.1	482.6	9.4%	554.0	14.8%
Display	298.5	316.8	6.1%	383.0	20.9%
Semiconductor	146.4	139.5	(4.7%)	120.0	(14.0%)
Quartz device	43.2	49.8	15.2%	71.0	42.5%
Other	2.9	2.1	(27.5%)	2.0	(4.7%)
Intra-segment sales	(49.9)	(25.6)	- %	(22.0)	- %
Precision products	81.1	81.1	0.0%	89.0	9.7%
Other	29.5	34.5	17.2%	33.0	(4.4%)
Inter-segment sales	(58.9)	(64.5)	- %	(68.0)	- %
Consolidated sales	1,413.2	1,479.7	4.7%	1,623.0	9.7%

2. Business segment information

(Unit: billion yen)

	Year ended March 31, 2004	Year ended March 31, 2005	Increase %	Forecast for the year ended March 31, 2006	Increase compared to year ended March 31, 2005 %
Information-related equipment					
Net sales:					
Customers	917.1	942.4	2.8%	1,014.0	7.6%
Inter-segment	3.3	3.6	11.2%	1.0	(72.4%)
Total	920.4	946.0	2.8%	1,015.0	7.3%
Operating expenses	874.5	884.4	1.1%	925.0	4.6%
Operating income	45.9	61.6	34.1%	90.0	46.2%
Electronic devices					
Net sales:					
Customers	413.5	454.6	9.9%	519.0	14.2%
Inter-segment	27.6	28.0	1.4%	35.0	25.0%
Total	441.1	482.6	9.4%	554.0	14.8%
Operating expenses	400.5	444.0	10.9%	541.0	21.8%
Operating income	40.6	38.6	(5.1%)	13.0	(66.3%)
Precision products					
Net sales:					
Customers	77.7	76.8	(1.2%)	84.0	9.3%
Inter-segment	3.4	4.3	28.2%	5.0	15.8%
Total	81.1	81.1	0.0%	89.0	9.7%
Operating expenses	78.3	78.7	0.5%	84.0	6.7%
Operating income	2.8	2.4	(13.3%)	5.0	105.2%
Other					
Net sales:					
Customers	4.9	5.9	21.7%	6.0	1.6%
Inter-segment	24.6	28.6	16.2%	27.0	(5.6%)
Total	29.5	34.5	17.2%	33.0	(4.4%)
Operating expenses	41.5	47.5	14.5%	49.0	3.1%
Operating loss	(12.0)	(13.0)	-%	(16.0)	-%
Elimination and corporate					
Net sales	(58.9)	(64.5)	-%	(68.0)	-%
Operating expenses	(59.0)	(65.9)	-%	(68.0)	-%
Operating income	0.1	1.4	1,474.6%	-	-%
Consolidated					
Net sales	1,413.2	1,479.7	4.7%	1,623.0	9.7%
Operating expenses	1,335.8	1,388.7	4.0%	1,531.0	10.2%
Operating income	77.4	91.0	17.5%	92.0	1.1%

3. Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Year ended March 31, 2004	Year ended March 31, 2005	Increase %	Forecast for the year ended March 31, 2006	Increase compared to year ended March 31, 2005 %
Capital expenditure	68.8	151.3	119.9%	148.5	(1.9%)
Information-related equipment	33.0	29.1	(11.7%)	35.4	21.4%
Electronic devices	21.3	99.4	366.0%	68.5	(31.0%)
Precision products	4.0	5.1	28.1%	5.9	15.7%
Other	10.5	17.7	68.8%	38.7	118.5%
Depreciation and amortization	110.3	104.2	(5.5%)	123.9	18.8%
Information-related equipment	33.3	30.5	(8.5%)	33.4	9.7%
Electronic devices	58.0	54.7	(5.7%)	69.0	26.1%
Precision products	4.0	3.9	(2.1%)	4.6	16.4%
Other	15.0	15.1	1.0%	16.9	11.5%

4. Research and development

(Unit: billion yen)

	Year ended March 31, 2004	Year ended March 31, 2005	Increase %	Forecast for the year ended March 31, 2006	Increase compared to year ended March 31, 2005 %
Research and Development	90.5	89.0	(1.6%)	92.6	4.0%
R&D / sales ratio	6.4%	6.0%		5.7%	

5. Management indices

(Unit: %)

	Year ended March 31, 2004	Year ended March 31, 2005	Increase Point	Forecast for the year ended March 31, 2006	Increase compared to year ended March 31, 2005 Point
Return on equity (ROE)	10.9%	12.6%	1.7	10.9%	(1.7)
Return on assets (ROA)	5.4%	5.9%	0.5	6.0%	0.1
Return on sales (ROS)	4.6%	5.0%	0.4	5.1%	0.1

Note 1. ROE=Net income / Beginning and ending balance average shareholders' equity

2. ROA=Income before income taxes and minority interest / Beginning and ending balance average total assets

3. ROS=Income before income taxes and minority interest / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Year ended March 31, 2004	Year ended March 31, 2005	Increase
Foreign exchange effect	(10.4)	(14.0)	(3.6)
U.S. dollars	(19.0)	(13.3)	5.7
Euro	19.5	6.2	(13.3)
Other	(10.9)	(6.9)	4.0
Exchange rate			
Yen / U.S. dollars	113.07	107.55	
Yen / Euro	132.61	135.19	

Note: Foreign exchange effect=(Foreign currency sales for the period) x (Average rate for the period – Average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	September 30, 2004	March 31, 2004	March 31, 2005	Increase compared to March 31, 2004
Inventory	204.7	155.9	176.7	20.8
Information-related equipment	140.4	96.9	107.4	10.5
Electronic devices	49.4	45.7	54.4	8.7
Precision products	13.7	12.1	13.4	1.3
Other / Corporate	1.2	1.2	1.5	0.3
				(Unit: days)
Turnover by days	55	40	44	4
Information-related equipment	59	39	41	2
Electronic devices	41	38	41	3
Precision products	57	55	60	5
Other / Corporate	15	15	16	1

Note: Turnover by days=Ending balance of inventory / Prior 12 months sales per day

8. Employees

(Unit: person)

	September 30, 2004	March 31, 2004	March 31, 2005	Increase compared to March 31, 2004
Number of employees at period end	86,919	84,899	85,647	748
Domestic	21,151	21,044	22,842	1,798
Overseas	65,768	63,855	62,805	(1,050)

File No. 82-34746

Section B item 3

April 26, 2005

Full-Year Financial Results Fiscal Year 2004 (Ending March 2005)
Mid-Range Business Plan (Action07), Year 2

EPSON
EXCEED YOUR VISION

Full-Year Financial Results
Fiscal Year 2004
(Ending March 2005)

Mid-Range Business Plan (Action07), Year 2

April 26, 2005

Disclaimer

EPSON
EXCEED YOUR VISION

When reviewing this information please note that the information was created as of the date of the information, should be considered in the context of the circumstances prevailing at that time and is only correct as of that date. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, exchange rate fluctuations and our ability to continue to timely introduce new products and services.

This report is a simple translation of the Japanese version of full year financial results of FY2004 explanatory presentation prepared in Japanese. No reclassification nor rearrangement has been made.

Numerical values: Any portion of an amount less than the unit stated is disregarded.
Percentages: Rounded off to one decimal place.

FY2004 Financial Highlights

Full-Year Financial Results

Fourth-Quarter Financial Results

Full-Year Financial Highlights



▶Year-on-year comparison

(Billions of yen)		FY2003		FY2004		Increase/decrease	
		Actual	%/sales	Actual	%/sales	Amount	% change
Net Sales		1,413.2	-	1,479.7	-	+66.5	+4.7%
Operating income		77.4	5.5%	90.9	6.1%	+13.5	+17.5%
Ordinary income		73.6	5.2%	85.3	5.8%	+11.6	+15.8%
Net Income Before income taxes		65.0	4.6%	73.6	5.0%	+8.5	+13.2%
Net Income		38.0	2.7%	55.6	3.8%	+17.6	+46.4%
EPS		204.70 yen	204.53 yen Amount after adjustment of potential stocks	283.60 yen			
Exchange rate	USD	113.07 yen		107.55 yen			
	EUR	132.61 yen		135.19 yen			

Record income

Full-Year Financial Highlights


EPSON
EXCEED YOUR VISION

▶Comparison with the previous outlook (March 23)

(Billions of yen)		FY 2004		FY2004		Increase/decrease	
		Previous outlook	%/sales	Actual	%/sales	Amount	% change
Net Sales		1,473.0	-	1,479.7	-	+6.7	+0.5%
Operating income		90.0	6.1%	90.9	6.1%	+0.9	+1.1%
Ordinary income		85.0	5.8%	85.3	5.8%	+0.3	+0.4%
Net Income Before income taxes		78.0	5.3%	73.6	5.0%	-4.3	-5.6%
Net Income		54.0	3.7%	55.6	3.8%	+1.6	+3.1%
EPS		275.00 yen		283.60 yen			
Exchange rate	USD	107.52 yen		107.55 yen			
	EUR	134.70 yen		135.19 yen			

Net Sales

EPSON
EXCEED YOUR VISION

▶By business segment



(Billions of yen)
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
1,413.2
29.4
81.1
441.1
920.3
-58.8
1,479.7
34.5
81.1
482.6
946.0
-64.5
FY2003
Actual
FY2004
Actual
Other
Year-on-year +5.0
Precision instruments
Year-on year +0.0
Electronic devices
Year-on-year +41.4
Information-related equipment
Year-on-year +25.6
Eliminations

Net Sales Comparison


EPSON
EXCEED YOUR VISION

▶ Information-related equipment

(Billions of yen)

	FY2003 Actual	FY2004 Actual
Total	920.3	946.0
PCs and others	54.0	48.5
Visual instruments	87.3	90.7
Imaging & Information	792.6	820.3
Eliminations	-13.7	-13.6

PCs and others Year-on-year -5.5

- Declined on lower PC volume

Visual instruments Year-on-year +3.3

- Rose on higher home and business PRJ volume
- PTV also contributed to higher net sales

%/sales	FY03	FY04
PRJ	74%	72%
PTV	2%	3%
other	24%	25%

Imaging & Information Year-on-year +27.6

- IJP: Grew on all-in-one & consumables volume. SFP volume declined.
- LP: Grew on higher consumables volume
- SCN: Declined on lower volume

%/sales	FY03	FY04
IJP	64%	65%
LP	13%	14%
BS	16%	16%
SCN		
others	7%	5%

IJP: Ink Jet Printer
SFP: Single Function Printer
MFP: Multi Function Printer
LP: Laser Printer
BS: Business System
SIDM: Serial Impact Dot Matrix Printer
SCN: Scanner
PRJ: Projector
PTV: Projection TV
AU: Amusement Unit

Net Sales Comparison

▶Electronic devices



EPSON
EXCEED YOUR VISION
(Billions of yen)
550
500
450
400
350
300
250
200
150
100
50
0
-50
441.1
43.2
146.3
298.5
-46.9
FY2003
Actual
482.6
49.8
139.4
316.8
-23.4
FY2004
Actual
Quartz Devices
Year-on-year +6.5
● Rose on higher crystal unit & oscillator volume
Semiconductors
Year-on-year -6.9
● S-LSI: Rose on higher MGE volume
● LCD-Dr: Declined on lower prices for color drivers
%/sales
FY03 FY04
LCD-Dr. - % 31%
S-LSI - % 30%
other - % 39%
Displays
Year-on-year +18.2
● STN: Declined due to production cut-back for monochrome & fierce competition for color.
● D-TFD: Declined due to price drop
● a-TFT & LTPS: New revenue
● HTPS: Increased on strong PRJ markets
%/sales
FY03 FY04
STN 38% 25%
D-TFD 43% 37%
A-TFT - % 14%
LTPS - % 5 %
HTPS 19% 19%
Eliminations
M-STN: Monochrome STN
C-STN: Color STN
D-TFD: Digital thin-film diode
HTPS: High-temperature polysilicon TFT
LCD-Dr: LCD driver
S-LSI: System LSI
MGE: Mobile Graphic Engine
PRJ: Projector
PTV: Projection TV


EPSON
EXCEED YOUR VISION

Operating Income

▶ By business segment

(Billions of yen)

77.4
90.9
70
60
50
40
30
20
10
0
-10
-20
45.9
40.6
2.8
0
-12.0
61.5
38.5
2.4
1.4
-13.0
FY2003
Actual
FY2004
Actual
Information-related equipment
Year-on-year +15.6
Electronic devices
Year-on-year -2.0
Precision instruments
Year-on-year -0.3
Eliminations
Other
Year-on-year -0.9

EPSON
EXCEED YOUR VISION

Statistics of Balance Sheet Items

Total Assets


1,500
1,000
500
0
1,274.3
1,241.6
1,197.6
1,207.0
1,298.2
End of March 2001
End of March 2002
End of March 2003
End of March 2004
End of March 2005
(Billions of yen)

Inventories


300
200
100
0
211.6
173.0
167.4
155.8
176.6
End of March 2001
End of March 2002
End of March 2003
End of March 2004
End of March 2005
(Billions of yen)

EPSON
EXCEED YOUR VISION

Statistics of Balance Sheet Items

Interest-bearing liabilities & ratio of interest-bearing liabilities



800
400
0
(Billions of yen)
38.7%
48.6%
51.0%
37.9%
30.4%
492.9
603.3
610.9
457.5
395.2
End of March 2001
End of March 2002
End of March 2003
End of March 2004
End of March 2005

Shareholder's equity & equity ratio



600
400
200
0
(Billions of yen)
22.8%
22.6%
23.5%
34.3%
36.4%
290.7
280.3
281.3
414.3
472.8
End of March 2001
End of March 2002
End of March 2003
End of March 2004
End of March 2005

FY2004 Financial Highlights

Full-Year Financial Results

Fourth-Quarter Financial Results

Fourth Quarter Financial Highlights



EPSON
EXCEED YOUR VISION

▶Versus the year-ago period

(Billions of yen)	FY2003		FY2004		Increase/decrease	
	4Q Actual	%/Sales	4Q Actual	%/Sales	Amount	% Change
Net Sales	357.3	-	366.6	-	+9.2	+2.6%
Operating Income	12.3	3.5%	-5.8	-1.6%	-18.2	-147.4%
Ordinary Income	10.1	2.8%	-6.2	-1.7%	-16.4	-162.1%
Net Income Before income taxes	7.1	2.0%	-12.1	-3.3%	-19.2	-269.8%
Net income	4.3	1.2%	-4.2	-1.2%	-8.5	-199.2%

Exchange rate		FY2003	FY2004
	USD	107.27 yen	104.51 yen
	EUR	134.07 yen	136.94 yen

Quarterly Net Sales ▶By business segment



EPSON
EXCEED YOUR VISION
(Billions of yen)
450
400
350
300
250
200
150
100
50
0
-50
357.3
332.9
350.5
429.6
366.6
7.7
19.8
112.2
233.1
-15.6
9.6
20.9
107.0
212.4
-17.2
8.2
22.8
113.6
222.0
-16.3
7.5
20.4
137.9
279.4
-15.7
9.0
16.8
123.9
232.0
-15.2
2003/4Q
2004/1Q
2004/2Q
2004/3Q
2004/4Q
Other
Versus the year-ago period +1.2
Precision Instruments
Versus the year-ago period −2.9
Electronic Devices
Versus the year-ago period +11.6
Information-related equipment
Versus the year-ago period -1.0
Eliminations

Quarterly Net Sales Comparison


EPSON
EXCEED YOUR VISION

▶Information related equipment

(Billions of yen)

	2003/4Q	2004/4Q
Total	233.1	232.0
PC and other	15.3	13.4
Visual instrument	25.0	26.9
Imaging & information	195.9	195.0
Eliminations	-3.2	-3.3

PC and other
Versus the year-ago period -1.8

Visual instrument
Versus the year-ago period +1.8

%/sales	'03/4Q	'04/4Q
PRJ	67%	63%
PTV	3%	5%
Other	30%	32%

- Front PRJ: Rose on higher volume, despite declining prices
- PTV & AU: Rose on higher volume

Imaging & information
Versus the year-ago period -0.9

%/sales	'03/4Q	'04/4Q
IJP	62%	62%
LP	15%	16%
BS	16%	16%
SCN, other	7%	6%

- IJP: Grew on all-in-one & consumables volume. SFP volume declined.
- LP: Grew on higher consumables volume
- BS: Grew on higher volume of SIDM
- SCN: Declined on lower volume

IJP: Inkjet printer
SFP: Single-function printer
MFP: Multifunction printer (all-in-one)
LP: Laser printer
BS: Business systems
SIDM: Serial-impact dot matrix printer
SCN: Scanner
PRJ: Projector
PTV: Projection TV
AU: Amusement unit

Quarterly Net Sales Comparison

EPSON
EXCEED YOUR VISION

▶Electronic devices



(Billions of yen)
140
120
100
80
60
40
20
0
-20
112.2
12.1
34.9
73.0
-7.8
123.9
11.7
24.8
91.6
-4.3
2003/4Q
2004/4Q

Quartz Device

Versus the year-ago period -0.3

- Volume for handsets grew, but prices fell

Semiconductor

Versus the year-ago period -10.1

%/sales	'03/4Q	'04/4Q
LCD-Dr.	- %	34 %
S-LSI	- %	33 %
other	- %	33 %

- LCD-Dr: Lower on lower volume & prices due to intensified competition
- S-LSI: Down on lower volume & prices

Display

Versus the year-ago period +18.6

%/sales	'03/4Q	'04/4Q
STN	32%	19%
D-TFD	44%	31%
a-TFT	- %	30%
LTPS	- %	9%
HTPS	24%	11%

- a-TFT & LTPS: New net sales from new operations
- C-STN & D-TFD: Lower despite higher volume, due to competition & lower prices
- HTPS: Down on lower volume due to PRJ inventory adjustments.

M-STN: Monochrome STN
C-STN: Color STN
D-TFD: Digital thin-film diode
HTPS: High-temperature polysilicon TFT
LCD-Dr: LCD driver
S-LSI: System LSI
MGE: Mobile Graphic Engine
PRJ: Projector
PTV: Projection TV

Quarterly Selling, General and Administrative Expenses



EPSON
EXCEED YOUR VISION
(Billions of yen)
100
80
60
40
20
0
84.1
69.3
75.0
89.0
85.4
(%/sales)
23.5%
20.8%
21.4%
20.7%
23.3%
46.1
8.7
8.3
20.8
38.1
5.9
5.7
19.4
42.6
5.8
7.1
19.3
46.4
11.7
9.9
20.8
47.5
8.9
8.6
20.1
2003/4Q
2004/1Q
2004/2Q
2004/3Q
2004/4Q
Other
Versus the year-ago period +1.4
Advertising expenses
Versus the year-ago period +0.1
Sales promotion expenses
Versus the year-ago period +0.3
Salaries and wages
Versus the year-ago period -0.6

Quarterly Operating Income

▶By business segment



EPSON
EXCEED YOUR VISION

(Billions of yen)
12.3
32.7
33.1
30.9
-5.8
25
20
15
10
5
0
-5
-10
-15
3.2
12.4
-0.2
-3.1
14.9
19.1
1.1
-2.4
16.0
18.0
1.6
-2.6
20.4
13.5
0.3
-3.7
10.0
-12.1
-0.6
-4.1
2003/4Q
2004/1Q
2004/2Q
2004/3Q
2004/4Q
Information related equipment
Versus the year-ago period +6.8
Electronic devices
Versus the year-ago period -24.6
Precision instruments
Versus the year-ago period -0.4
Other
Versus the year-ago period -0.9

Operating Income Fluctuation Cause Analysis

EPSON EXCEED YOUR VISION



(Billions of yen)
12.3
+1.7
Impact of exchange rate fluctuations
+4.0
Change in sales volume
Price fluctuation
-29.5
Cost fluctuations
+7.4
S.G.A. increase
-1.1
Other
-0.6
-5.8
0
Operating income
2003/4Q
Income decreased by 18.2 billion yen
Operating income
2004/4Q

Mid-Range Business Plan (Action07), Year 2

Year 1 Review

Year 2 (FY 2005) Outlook

Year 2 Actions

EPSON
EXCEED YOUR VISION

Action07 Year 1 Review

▶Net Sales/ROS



(Billions yen)
2,000
1,500
1,000
500
0
Net sales
Recurring profit margin
1,274.1
1,322.4
1,413.2
1,479.7
1,623.0
1,770.0
1.5%
3.2%
5.2%
5.8%
5.4%
9% or higher
10%
5%
0%
FY2001
FY2002
FY2003
FY2004 (Actual)
FY2005 (Outlook)
FY2006 (Target)

Action07 Year 1 Review

EPSON
EXCEED YOUR VISION

▶Capital investments



Planned Total
¥420.0 billion, cumulative, over 3 years
(Billions of yen)
200
100
0
Capital investment
Capital investment in SEID
Capital investment in Epson Toyocom
162.8
74.4
68.7
151.2
148.4
FY2001
FY2002
FY2003
FY2004 (Actual)
FY2005 (Outlook)
FY2006

Key capital investments (in FY2005 plan)

- Asset acquisition for establishing Epson Toyocom (Kawasaki, etc.)
- New R&D building for finished products (Hirooka)
- Investment in smaller a-TFT panels sizes & higher-resolution LTPS panels (SEID)
- Additional HTPS capacity & new modularization line (Chitose)

First Year Review of Action07

EPSON
EXCEED YOUR VISION

▶FCF & Interest bearing debt

FCF



(Billions of yen)
150
100
50
0
-50
-100
-150
FCF
-127.0
51.5
117.3
63.0
31.7
FY2001
FY2002
FY2003
FY2004 (actual)
FY2005 (outlook)
FY2006
¥150 billion, cumulative, over 3 years

Net debt



(Billions of yen)
500
400
300
200
100
0
Net debt outstanding
470.8
417.1
191.8
159.8
133.2
0
FY2001
FY2002
FY2003
FY2004 (actual)
FY2005 (outlook)
FY2006
FY2007
Zero net debt by FY2007

First Year Review of Action07


EPSON
EXCEED YOUR VISION

▶Results of consolidated total cost reduction program

Total savings: ¥54.1 billion

60
40
20
0
-20
-40
-60
-80
6.4
Impact of exchange rate fluctuations
16.4
Change in sales volume
-59.7
Price fluctuation
52.3
Cost fluctuation
Cost reduction in FY2004
1.8
S.G.A.expenses
S.G.A expense reduction in FY 2004
-3.8
Other

Action07 First-Year Review


EPSON
EXCEED YOUR VISION

▶R&D

Results in FY 2004

- World's first 40" full-color OLED display
- World's lightest micro flying robot
- World's first ultra-thin, 20-layer circuit board fabricated using inkjet technology



Ranking in patent applications


Rank in published patent applications in Japan
15th
10th
10th
9th
9th
4th
Rank in issued patents in the U.S.
43rd
37th
31st
27th
18th
18th
CY1999
CY2000
CY2001
CY2002
CY2003
CY2004

Mid-Range Business Plan (Action07), Year 2

Year 1 Review

Year 2 (FY 2005) Outlook

Year 2 Actions

FY 2005 Business Outlook


EPSON
EXCEED YOUR VISION

▶Year-on-year comparison

(Billions of yen)		2004		2005		Increase/decrease	
		Actual	%/sales	Outlook	%/sales	Amount	% change
Net Sales		1,479.7	-	1,623.0	-	+143.2	+9.7%
Operating income		90.9	6.1%	92.0	5.7%	+1.0	+1.1%
Ordinary income		85.3	5.8%	88.0	5.4%	+2.6	+3.1%
Net income Before income taxes		73.6	5.0%	82.0	5.1%	+8.3	+11.3%
Net income		55.6	3.8%	54.0	3.3%	-1.6	-3.0%
EPS		283.60 yen		275.00 yen			
Exchange rate	USD	107.55 yen		105 yen			
	EUR	135.19 yen		132 yen			

Net Sales Outlook ▶By business segment



EPSON
EXCEED YOUR VISION
(Billions of yen)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
1,479.7
34.5
81.1
482.6
946.0
-64.5
1,623.0
33.0
89.0
554.0
1,015.0
-68.0
Annual net sales
FY2004
Actual
FY2005
Outlook
Other
Year-on-year -1.5
Precision instruments
Year-on-year +7.8
Electronic devices
Year-on-year +71.3
Information-related
Year-on-year +68.9
Eliminations
(Billions of yen)
1,000
900
800
700
600
500
400
300
200
100
0
-100
712.0
17.0
43.0
239.0
448.0
-35.0
911.0
16.0
46.0
315.0
567.0
-33.0
Half-Yearly Net Sales
FY2005/1H
Outlook
FY2005/2H
Outlook

Net Sales Outlook


EPSON
EXCEED YOUR VISION

▶ Information related equipment segment

Annual Net Sales (billion yen)

	FY2004 Actual	FY2005 Outlook
Total	946.0	1,015.0
PC, other	48.5	50.0
Visual instruments	90.7	104.0
Imaging & Information	820.3	873.0
Eliminations	13.6	12.0

Segment	Year-on-year
PC, other	+1.4
Visual instruments	+13.2
Imaging & Information	+52.6
Eliminations	

Half-Yearly Net Sales (billion yen)

	FY2005 1H Outlook	FY2005 2H Outlook
Total	448.0	567.0
PC, other	24.0	26.0
Visual instruments	48.0	56.0
Imaging & Information	382.0	491.0
Eliminations	6.0	6.0

Net Sales Outlook by Business

▶Image & information business



(Billions of yen)
900
800
700
600
500
400
300
200
100
0
820.3
5%
16%
14%
65%
873.0
4%
15%
15%
66%
Annual Net Sales
FY2004 Actual
FY2005 Outlook
Scanner, other
Business systems
➢ Expand market share by providing products & services that offer solutions
Laser printers
➢ Color LP market growth
➢ Accelerate replacement of monochrome with color units and grow sales of toner
Inkjet printers
➢ Continued all-in-one market growth
➢ Enhanced line of photo, SFP and all-in-one units
➢ Provide solutions to expand print volume
(Billions of yen)
500
450
400
350
300
250
200
150
100
50
0
382.0
4%
17%
15%
64%
491.0
4%
13%
15%
68%
Half-Yearly Net Sales
FY2005 1H Outlook
FY2005 2H Outlook

EPSON
EXCEED YOUR VISION

Net Sales Outlook by Business

EPSON
EXCEED YOUR VISION

▶Visual Instrument business


(Billions of yen)
110
100
90
80
70
60
50
40
30
20
10
0
90.7
104.0
25%
3%
72%
19%
11%
70%
Annual Net Sales
FY2004 Actual
FY2005 Outlook

Other

Projection TVs

- 3-million set market
- Expand sales of Epson brand products in Japan
- Strengthen engine business

Projectors

- Brisk market growth
- Expand market share by optimizing lineups in each region




(Billions of yen)
60
55
50
45
40
35
30
25
20
15
10
5
0
48.0
56.0
21%
11%
68%
18%
10%
72%
Half-Yearly Net Sales
FY2005 1H Outlook
FY2005 2H Outlook

Net Sales Outlook by Business

▶Electronic device segment



EPSON
EXCEED YOUR VISION
(Billions of yen)
600
550
500
450
400
350
300
250
200
150
100
50
0
-50
482.6
49.8
139.4
316.8
-23.4
554.0
71.0
120.0
383.0
-20.0
Annual Net Sales
FY2004 Actual
FY2005 Outlook
Quartz devices
Year-on-year +21.1
Semiconductors
Year-on-year -19.4
Displays
Year-on-year +66.1
Eliminations
(Billions of yen)
350
300
250
200
150
100
50
0
-50
239.0
25.0
52.0
171.0
-9.0
315.0
46.0
68.0
212.0
-11.0
Half-Yearly Net Sales
FY2005 1H Outlook
FY2005 2H Outlook

Net Sales Outlook by Business ▷Display business


EPSON
EXCEED YOUR VISION

(Billions of yen)
400
350
300
250
200
150
100
50
0
316.8
5%
14%
25%
37%
19%
383.0
14%
31%
12%
26%
17%
Annual Net Sales
FY2004
Actual
FY2005
Outlook

LTPS-TFT

- Regain volume for DSC and capture demand for mobile

a-TFT

- Withdraw from large-sized panels
- Focus on small- and medium-sized panels and increase the value-add

STN

- Same market size as last year, but low prices to affect net sales

D-TFD

- Volume to rise on demand for active LCDs in handsets, but low prices to affect net sales

HTPS-TFT

- Volume to rise due to PRJ market recovery and expansion of PTV market
- Start operations at Chitose plant

(Billions of yen)
220
200
180
160
140
120
100
80
60
40
20
0
171.0
14%
26%
15%
30%
15%
212.0
14%
34%
10%
22%
20%
Half-Yearly Net Sales
FY2005
1H Outlook
FY2005
2H Outlook

Operating Income Outlook ▶by business segment


EPSON
EXCEED YOUR VISION

120
100
80
60
40
20
0
-20
-40

90.9
1.4
2.4
38.5
61.5
-13.0

92.0
0.0
5.0
13.0
90.0
-16.0

Annual
Operating Income

FY2004
Actual

FY2005
Outlook

Eliminations

Precision instruments
Year-on-year +2.5

Electronic devices
Year-on-year -25.5

Information-related equipment
Year-on-year +28.4

Other
-2.9

(All figures in billions of yen)

100
80
60
40
20
0
-20
-40

17.0
1.0
35.0
-11.0
-8.0

75.0
4.0
24.0
55.0
-8.0

Half-Yearly Operating Income

FY2005
1H Outlook

FY2005
2H Outlook

Outlook for Capital Expenditure and Depreciation & Amortization Expenses

EPSON
EXCEED YOUR VISION

Capital Expenditures



200
100
0
162.8
74.4
68.7
151.2
148.4
FY2001
FY2002
FY2003
FY2004 (Actual)
FY2005 (Outlook)
(Billions of yen)

Depreciation and amortization expenses



200
100
0
129.1
125.8
110.3
104.2
123.8
FY2001
FY2002
FY2003
FY2004 (Actual)
FY2005 (Outlook)
(Billions of yen)

EPSON
EXCEED YOUR VISION

Free Cash Flows Outlook



(Billions of yen)
200
100
0
-100
-200
-300
151.2
-127.0
-278.3
159.5
51.5
-107.9
182.6
117.3
-65.3
162.4
63.0
-99.3
181.5
31.7
-149.8
Cash flow from investment activities
Cash flow from operations activities
Free cash flow
FY2001
FY2002
FY2003
FY2004 (Actual)
FY2005 (Outlook)

Main Management Metrics

EPSON
EXCEED YOUR VISION



ROA: Ordinary income/Total assets (avg.balance)
ROS: Ordinary income/net sales
ROE: Net income/Shareholder's equity(avg.balance)
15.0
10.0
5.0
0.0
-5.0
-10.0
(%)
1.5
1.5
-6.5
3.4
3.2
4.5
10.9
6.1
5.2
12.6
6.8
5.8
10.9
6.5
5.4
FY2001
FY2002
FY2003
FY2004
(Actual)
FY2005
(Outlook)

EPSON
EXCEED YOUR VISION

Mid-Range Business Plan (Action07), Year 2

Year 1 Review

Year 2 (FY 2005) Outlook

Year 2 Actions

Operating Income (Actual and Outlook)


EPSON
EXCEED YOUR VISION
Operating income
(Billions of yen)
Operating margin
60
50
40
30
20
10
0
-10
-20
-30
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
Operating income: Information-related equipment
Operating income: Electronic devices
Operating margin: Information-related equipment
Operating margin: Electronic devices
8.2%
-13.7%
9.3%
-3.0%
6.7%
4.5%
13.5%
3.6%
16.8%
7.1%
6.0%
0.5%
7.8%
-4.6%
9.7%
7.6%
FY02/1H
FY02/2H
FY03/1H
FY03/2H
FY04/1H Actual
FY04/2H Actual
FY05/1H Outlook
FY05/2H Outlook

Management Issues in FY2005

EPSON
EXCEED YOUR VISION

Execute action plans in the first half of FY2005 to jump-start growth after bottoming out in FY2004/Q4, and tie actions into results from the second half.



Operating income
Quarterly and half-yearly recurring profit margin
Annual recurring profit margin
120
100
80
60
40
20
0
-20
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
9.5%
9.1%
6.5%
-1.7%
5.8%
2.1%
8.0%
5.4%
9% or higher
1Q
2Q
3Q
4Q
FY2004
1H
2H
FY2005
FY2006
Achieve by getting both the finished products & device businesses rolling together

Keys to Achieving the FY2005 Plan

EPSON
EXCEED YOUR VISION

i1 Imaging on Paper



(Millions unit)
IJP market trend
100
90
80
70
60
50
40
30
20
10
0
FY2003 FY2004E FY2005E FY2006E FY2007E
CAGR ('03-'07)
IJP total +7%
SFP(Non-Direct) -13%
SFP(Direct) +57%
MFP +26%
Source: Epson estimates based on market research company data, etc.
IJP: Get on track to phase 2 growth
PV growth
Photo
Public content
Growth of install base
Phase 1
Phase 2 (SE07)
Competition with printer makers
Competition with photo labs

- Accelerate the "Epson = Photo" strategy
 - Grow PV (print volume & print value) by driving the A to F strategy to establish a home-photo brand and drive home photo printing
 - Expand in the graphics & high-end amateur fields
 - Reduce costs further
- Pursue "only by Epson" photo technology



(Colorio me: E-200)

A to F strategy
Affordable
Beautiful
Convenient
Durable
Easy
Fun

Keys to Achieving the FY2005 Plan

EPSON
EXCEED YOUR VISION

i2 Imaging on screen



Projection Market Trend
(K units)
12,000
10,000
8,000
6,000
4,000
2,000
0
FY2003
FY2004E
FY2005E
FY2006E
FY2007E

CAGR ('03-'07)

MD projection TVs	+79%
Front home projectors	+45%
Front data projectors	+23%

Source: Epson estimates based on market research company data, etc.

- Advance 3LCD, the No. 1 projection technology
 - Differentiate with high resolution, luminous efficiency & reliability



3LCD



(Chitose Plant)

- Grow volume and reduce costs
 - Expand device share by starting operations at the Chitose Plant.
- Projection TV: Grow volumes of both finished products and engines





Keys to Achieving the FY2005 Plan

EPSON
EXCEED YOUR VISION

i3 Imaging on glass



Mobile LCD Market Trend
(Millions of units)
800
700
600
500
400
300
200
100
0
FY2003
FY2004E
FY2005E
FY2006E
FY2007E

CAGR ('03-'07)	
Total panel demand	+9%
B/W STN	-20%
Active High End	+49%
Active Volume Zone	+26%
Color STN	+8%

Source: Epson estimates based on TSR, D/S and PR data

Note: Does not include sub-displays on back of handsets

- Build a profitable structure at Sanyo Epson Imaging Devices (SEID).
- Expand volume in the active panel volume zone, and slash costs.
 - a-TFT is positioned at the heart of business expansion. Rapidly transition to small-sized panels and expand the range of applications.
- Pursue "only by Epson" display technology.
- Improve profitability in the semiconductor business.
 - Rehabilitate the LCD driver business.
 - Revamp the product mix by leveraging areas of differentiation & strength.
- Smoothly launch the new quartz device company (Epson Toyocom)

Sharing Profits With Shareholders

EPSON
EXCEED YOUR VISION

- Raise the FY2004 estimated year-end dividend as announced
- Plan to raise the interim and year-end dividend in FY2005

(per share)	Interim dividend	Year-end dividend	Annual dividends	Dividend ratio
FY2005	16.0 yen (estimated)	16.0 yen (estimated)	32.0 yen (estimated)	11.6% (estimated)
FY2004	13.0 yen	13.0 yen (estimated)	26.0 yen (estimated)	9.2% (estimated)
FY2003	9.0 yen	9.0 yen	18.0 yen	8.8%

(1) March 16, 2005 Split-Off of Quartz Device Business and Merger with Toyo Communication Equipment

newsroom

Newsroom Home
Newsroom Archive
Press Release Photos
Fast Facts
Feature Articles

the Epson company

The Epson Company Home
An Overview of Seiko Epson
Epson Business Strategy
Epson's Global Network
Commitment to Innovation
Epson's Leadership Team
Epson Milestones

investor relations

Investor Relations Home
Annual Report
IR Schedule
Financial Highlights
Consolidated Financial Information
Annual General Meeting

Newsroom Home » Newsroom Archive: 2005 » March 16

News Release

Split-Off of Quartz Device Business and Merger with Toyo Communication Equipment

– TOKYO, Japan, March 16, 2005 –

On November 26, 2004, Seiko Epson Corporation ("Epson") announced the purchase of convertible bonds issued by Toyo Communication Equipment Co., Ltd. ("Toyo Communication Equipment") with a view to merging the two companies' quartz device businesses. Following that announcement, the two companies discussed details of the proposed merger, and Epson's board of directors today approved agreements for the split-off of Epson's quartz device business and its merger with Toyo Communication Equipment.

1. Objective of the corporate split-off
Quartz devices are key components of digital information equipment such as wireless communications equipment, PCs and PDAs. In the last few years, demand for quartz devices has risen steadily as applications in mobile phones and automotive electronics have expanded. At the same time, however, heavy fluctuations in demand have brought severe price competition and other changes to the market. Against the growing need to manufacture products of reduced size and increased functionality in high volume is the necessity of investing increasing amounts on R&D and production facilities. To remain competitive companies must increase the speed of the development cycle and improve production efficiency.

With this background, Epson and Toyo Communication Equipment are merging their quartz device businesses to strengthen both parties' specialist fields, which will in turn create synergies that will make the new company a leading supplier of quartz devices.

2. Summary of the corporate split-off
a. Schedule

Board meeting for approval of corporate split-off agreement and merger agreement	March 16, 2005
Execution of the split-off	October 1, 2005 (planned)
Registration of the corporate split-off	October 1, 2005 (planned)

Note: Based on the provisions of Article 374, Paragraph 22 of the Commercial Code, Epson does not intend to seek approval of the corporate split-off agreement at a general meeting of shareholders.

b. Structure of the corporate split-off
Epson will split off its quartz device business (excluding optical devices) and transfer it to Toyo Communication Equipment as the succeeding company, in return for an allotment of shares in the succeeding company.

c. Allotment of shares
i. Allotment of shares to the parties
Epson will receive an allotment of 99,000,000 shares of common stock and 20,000,000 shares of classified stock issued by Toyo Communication Equipment at the time of the corporate split-off.
ii. Basis, method and result of calculation by third party
The parties to the merger considered the results of a calculation made by a third party, Mizuho Securities Co., Ltd. in deciding the allotment of shares.

d. Monies to be paid on the corporate split-off
Monies will not be paid on the corporate split-off.

e. Rights and obligations to be transferred to the succeeding company
Toyo Communication Equipment, the succeeding company, will assume all assets, liabilities and other rights and obligations associated with the business to be split-off.

f. Outlook for fulfillment of liabilities
Taking into account assets, liabilities, future business development and income projections, it has been determined that all obligations to be incurred by Epson and Toyo Communication Equipment following this split-off can be met in full.

3. Overview of parties to the corporate split-off (As of September 30, 2004)

Company name	Seiko Epson Corporation (split company)	Toyo Communication Equipment (succeeding company)
Business activities	Information-related equipment, electronic devices, precision instruments, and miscellaneous R&D, manufacturing, sales and marketing, and service operations	Production and sales of quartz and optical devices for communications equipment, wireless equipment, electronic equipment, crystal units and crystal oscillators, etc.
Date established	May 18, 1942	November 15, 1938
Main place of business	2-4-1 Nishishinjuku, Shinjuku-ku, Tokyo	484, Tsukagoshi 3-chome, Saiwai-ku, Kawasaki-shi, Kanagawa Prefecture
Representative	Saburo Kusama, President & CEO	President and Representative Director, Eiichi Yoshikawa
Capital	53.2 billion yen	9.56 billion yen
Total number of shares outstanding	196,364,592	56,246,174
Shareholders' equity	377,286 million yen	24,798 million yen
Total assets	1,041,569 million yen	60,542 million yen
Fiscal year-end	March 31	March 31
Number of employees	12,959	1,145
Principal shareholders and shareholding %	Aoyama Kigyou Kabushiki Kaisha 10.34% Sanko Kigyou Kabushiki Kaisha 7.27% Japan Trustee Services Bank, Ltd. (trust account) 4.98%	NEC Corporation 20.00% CBNY Oppenheimer Fund Inc. (standing proxy: Tokyo Branch, Citibank, N.A.) 7.11% The Master Trust Bank of Japan, Ltd. (trust account) 3.04%
Relationship with Epson	Capital: Through the purchase of third-issue unsecured convertible bonds (bonds with stock acquisition rights) issued by Toyo Communication Equipment (purchase value: 2.7 billion yen), Epson's current holding in the company is equivalent to 10.15% of its potential outstanding shares Personnel: No Transactions: Yes	

Results for the most recent three fiscal years

	Seiko Epson Corporation			Toyo Communication Equipment		
Fiscal year-end	March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2002	March 31, 2003	March 31, 2004
Net sales (in millions of yen)	962,935	1,014,195	1,077,340	54,595	51,005	54,321
Operating income (in millions of yen)	(6,989)	8,396	29,733	(9,919)	(4,426)	356
Ordinary income (in millions of yen)	10,939	11,277	31,548	(9,764)	(3,957)	1,124
Net income (in millions of yen)	(18,068)	1,174	16,155	(6,216)	(1,763)	158
Net income per share (yen)	(118.98)	6.44	86.96	(110.53)	(31.38)	2.83
Cash dividends per share (yen)	18.00	18.00	18.00	-	-	-
Shareholders' equity per share (yen)	1,536.72	1,517.56	1,814.03	474.79	444.45	452.54

Note: Parentheses indicate a loss

4. Business to be split off

a. Content of business to be split off

Epson's quartz device business (excluding optical devices)

b. Net sales for the business to be split off, as of March 31, 2004

40.2 billion yen (non-consolidated basis)

c. Book value of assets and liabilities of the business to be split off (as of September 30, 2004)

Item	Book value	Item	Book value
Current assets	15.9 billion yen	Current liabilities	7.1 billion yen

Fixed assets	12.2 billion yen	Fixed liabilities	12.4 billion yen
Total	28.1 billion yen	Total	19.5 billion yen

5. Post-split-off Epson

a. The split-off will not cause changes to the company name, main place of business, representatives, capital or fiscal year-end.

b. Impact of the split-off on earnings

Since the planned date of the corporate split-off is October 1, 2005, any impact on earnings will occur from the fiscal year ending March 31, 2006. Following alignment of the two companies' business plans, any impact on financial forecasts will be promptly disclosed.

Downloads | Privacy Policy | Terms & Conditions | Site Map | Japanese | Copyright © SEIKO EPSON CORP 2005

(2) March 23, 2005 Announcement of Revised Financial Results Outlook

News Release

Announcement of Revised Financial Results Outlook

- TOKYO, Japan, March 23, 2005 -

Seiko Epson Corporation ("Epson") today issued a revised consolidated and non-consolidated financial results outlook for the full year ending March 31, 2005 that was previously forecasted on January 27, 2005. Details of the revision are as follows:

1. Revised consolidated financial results outlook

Full year ending March 31, 2005
(Unit: billion yen)

	Net sales	Ordinary income	Net income
Previous outlook (A)	1,532.0	113.0	65.0
Revised outlook (B)	1,473.0	85.0	54.0
Difference (B) – (A)	-59.0	-28.0	-11.0
Change (%)	-3.9%	-24.8%	-16.9%
FY2003	1,413.2	73.7	38.0

Forecasted net income per share (full year) 275.00 yen

2. Revised non-consolidated financial results outlook

Full year ending March 31, 2005
(Unit: billion yen)

	Net sales	Ordinary income	Net income
Previous outlook (A)	1,035.0	54.0	33.0
Revised outlook (B)	1,002.0	41.0	25.0
Difference (B) – (A)	-33.0	-13.0	-8.0
Change (%)	-3.2%	-24.1%	-24.2%
FY2003	1,077.3	31.5	16.2

Forecasted net income per share (full year) 127.31 yen

3. Reasons for revision
Epson is revising its previously announced outlook for the following reasons.
Sales revenues are expected to come in below guidance. This is chiefly because sales volumes of small- and medium-sized display panels fell short of our previous expectations due to changes in customer demand; revenues from sales of inkjet printer consumables will fall short of previous expectations; and market inventory adjustments are impacting sales of liquid crystal projectors and the high-temperature polysilicon TFT liquid crystal panels used in them.

Income is expected to be affected by slowing sales, as well as by a lowering of the capacity utilization rate in the display business and falling prices for large-sized display panels.

Note: The foregoing statements regarding future results contained in this release reflect the current expectations based on information available at the present time. These forward-looking statements are subject to risks and uncertainties, and actual results could differ materially from the forecast contained herein due to various key factors.

(3) April 1, 2005 Epson Establishes "Exceed Your Vision" as New Global Tagline

newsroom

Newsroom Home
Newsroom Archive
Press Release Photos
Fast Facts
Feature Articles

the Epson company

The Epson Company Home
An Overview of Seiko Epson
Epson Business Strategy
Epson's Global Network
Commitment to Innovation
Epson's Leadership Team
Epson Milestones

investor relations

Investor Relations Home
Annual Report
IR Schedule
Financial Highlights
Consolidated Financial Information
Annual General Meeting

Newsroom Home » Newsroom Archive: 2005 » April 1

News Release

Epson Establishes "Exceed Your Vision" as New Global Tagline

- TOKYO, Japan, April 1, 2005 -

Epson today announced the establishment of its new global tagline, "Exceed Your Vision." The new tagline will be an essential tool as the company seeks to strengthen its brand in markets worldwide.


EPSON
EXCEED YOUR VISION

The Meaning of "Exceed Your Vision"

- You have the potential to create something with Epson that exceeds your vision.
- We strive to offer products and services that exceed your expectations.

Since Epson's formation as a watchmaker the company has diversified and established itself as a leader in a variety of businesses. Based on SE07, its mid- to long-term corporate vision, Epson has created its so-called 3i strategy identifying the three imaging fields – printers, projectors and small- and medium-sized displays - in which it is a leader and which form the core of its business.

Strengthening the Epson brand has emerged as an important goal as the company sets out to achieve the targets set out in SE07 and to strengthen its presence in these imaging markets. Epson has therefore selected the "Exceed Your Vision" tagline as the focus of its new and unified global brand value system.

The new tagline was developed to embody what Epson seeks to provide to its customers, and to indicate to Epson employees the direction in which they should focus their efforts. Involved in the selection of the tagline were staff members from leading Epson sales companies worldwide who sought both to express the company's history, culture and future direction and to present customers and employees worldwide with a unified message. Going forward, Epson will implement a new brand value system embodied by "Exceed Your Vision" in each of its businesses and Group companies worldwide. The company believes that the result of this will be value-added products and services that go further than ever before in satisfying the needs of its customers.

Click here for more information about "Exceed Your Vision" and the Epson brand value system.

About Epson
Epson is a global leader in imaging products including printers, projectors and LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 84,899 employees in 110 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1,413 billion yen in fiscal 2003.

Contacts
Seiko Epson Corp.
Public Relations and Brand Strategy
Contact us by e-mail
http://www.epson.co.jp/e/

(4) April 19, 2005 Epson Begins Full-Scale Production of HTPS Panels at New Chitose Plant

newsroom

Newsroom Home
Newsroom Archive
Press Release Photos
Fast Facts
Feature Articles

the Epson company

The Epson Company Home
An Overview of Seiko Epson
Epson Business Strategy
Epson's Global Network
Commitment to Innovation
Epson's Leadership Team
Epson Milestones

investor relations

Investor Relations Home
Annual Report
IR Schedule
Financial Highlights
Consolidated Financial Information
Annual General Meeting

Newsroom Home » Newsroom Archive: 2005 » April 19

News Release

Epson Begins Full-Scale Production of HTPS Panels at New Chitose Plant



- TOKYO, Japan, April 19, 2005 -

Epson today held a ceremony to announce the on-schedule start up of production at its new Chitose Plant in Hokkaido, Japan. The plant is dedicated to producing high-temperature polysilicon TFT LCDs (HTPS panels) for projection systems. The new production lines will produce HTPS panels for advanced 3LCD projectors and 3LCD projection TVs on 300-mm (12-inch) quartz glass wafers, a first for Epson.

Demand for HTPS panels used in business projectors has been steadily rising along with increased demand for presentations in business and, more recently, increased projector use in the education market. Meanwhile, the spread of DVD players and digital broadcasts has sparked burgeoning consumer demand for front projectors and large-screen 3LCD projection TVs for the home. Demand for 3LCD projection TVs has been especially pronounced in North America, and from last year, in Japan.

Epson is currently manufacturing HTPS panels on 200-mm (8-inch) wafers at its Suwa Minami Plant in Fujimi, Nagano Prefecture. However, with demand predicted to outstrip capacity, Epson decided to begin full operations at the Chitose fab to secure a stable supply for its popular product.

3LCD is the most popular projection system in the world. Using its proprietary liquid crystal and high aperture-ratio technologies, Epson has established industry-leading levels of light efficiency, brightness, color reproduction, resolution and energy efficiency in its HTPS panels. This expertise has established it as the world's leading provider of HTPS panels and also of 3LCD projectors.

Chitose Plant will provide Epson with its first opportunity to apply its new HTPS production technology for 300-mm quartz glass wafers. The plant's initial capacity will be 2,000 wafers per month, but this will be ramped up as necessary to meet demand.

With its original and highly efficient production technologies, Epson believes that it will contribute to the further growth of the market for 3LCD front-type projectors and 3LCD projection TVs.

Please see the **attachment** for more details of the Epson Chitose Plant.

Click **here** for information about Epson HTPS technology.

Click **here** for information about Epson projector technology.

Click **here** for information about Epson projectors available in your country.

About Epson
Epson is a global leader in imaging products including printers, projectors and LCDs. With an

innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 84,899 employees in 110 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1,413 billion yen in fiscal 2003.

Contact:
Seiko Epson Corp.
Public Relations and Brand Strategy
Contact us by e-mail
URL: http://www.epson.co.jp/e/

Downloads | Privacy Policy | Terms & Conditions | Site Map | Japanese | Copyright © SEIKO EPSON CORP 2005

(5) April 26, 2005 Epson Announces Executive Personnel Changes

newsroom

- Newsroom Home
- Newsroom Archive
- Press Release Photos
- Fast Facts
- Feature Articles

the Epson company

- The Epson Company Home
- An Overview of Seiko Epson
- Epson Business Strategy
- Epson's Global Network
- Commitment to Innovation
- Epson's Leadership Team
- Epson Milestones

investor relations

- Investor Relations Home
- Annual Report
- IR Schedule
- Financial Highlights
- Consolidated Financial Information
- Annual General Meeting

News Release

Epson Announces Executive Personnel Changes

- TOKYO, Japan, April 26, 2005 -

At a board meeting held earlier today, Seiko Epson Corporation ("Epson") adopted a resolution implementing the following executive personnel changes.

Retirement of directors

Tateo Kagami
(Currently managing director and chief executive of the Quartz Device Operations Division. After retiring as a director, plans call for Kagami to become president of Toyo Communication Equipment Co., Ltd.)

Osamu Kamiwaki
(Currently director)

Changes are planned to take effect on June 24, 2005.

Proposed executive lineup as of the end of the shareholders' meeting on June 24, 2005.

About Epson
Epson is a global leader in imaging products including printers, projectors and LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 85,647 employees in 115 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1479.7 billion yen in fiscal 2004.

Contact:
Seiko Epson Corp.
Public Relations and Brand Strategy
Contact us by e-mail
URL: http://www.epson.co.jp/e/

 Copyright © SEIKO EPSON CORP 2005

(6) April 26, 2005 Consolidated Results for the Year Ended March 31, 2005

News Release

Consolidated Results for the Year Ended March 31, 2005

April 26, 2005

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

Income statements and cash flows data

	Year ended March 31			Change	Year ended March 31
	2003	2004	**2005**		**2005**
Statements of Income Data:					
Net sales	¥1,322,453	¥1,413,243	**¥1,479,750**	4.7%	**$13,779,216**
Operating income	49,360	77,401	**90,967**	17.5%	**847,071**
Income before income taxes and minority interest	31,629	65,058	**73,647**	13.2%	**685,790**
Net income	12,510	38,031	**55,689**	46.4%	**518,568**
Statements of Cash Flows Data:					
Cash flows from operating activities	159,504	182,669	**162,489**	(11.0%)	**1,513,074**
Cash flows from investing activities	(107,943)	(65,329)	**(99,396)**	52.1%	**(925,561)**
Cash flows from financing activities	9,111	(40,918)	**(96,373)**	135.5%	**(897,411)**
Cash and cash equivalents at end of the year	192,288	265,183	**234,904**	(11.4%)	**2,187,392**
Per Share Data:					
Net Income per share -Basic	¥81.08	¥204.70	**¥283.60**	38.5%	**$2.64**
-Diluted	¥-	¥204.53	**¥-**	-%	**$-**

Balance Sheets data

	March 31, 2004	March 31, 2005	March 31, 2005
Total assets	¥1,206,491	¥1,297,790	$12,084,831
Shareholders' equity	414,367	472,870	4,403,296
Shareholders' equity ratio (%)	34.3%	36.4%	36.4%
Shareholders' equity per share	¥2,110.20	¥2,408.13	$22.42

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different from in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥107.39 = U.S.$1 at March 31, 2005 has been used for the purpose of presentation.

Click here to see a full version of the consolidated results and the supplementary information
Click here to see an explanatory presentation.

 Copyright © SEIKO EPSON CORP 2005

(7) April 27, 2005 Sanyo Epson Announces Executive Personnel Changes

News Release

Sanyo Epson Announces Executive Personnel Changes

- TOKYO, Japan, April 27, 2005 -

Today, a board meeting of Sanyo Epson Imaging Devices Corporation proposed the following changes to its board of directors and corporate auditors. The changes are subject to approval at the company's annual general meeting and board meeting to be held on May 30, 2005, and an election of corporate auditors.

1. Promotion & appointment of directors and auditor

President (currently vice-president): Shuji Aruga
Vice-president (currently managing director): Takuya Kobayashi
Senior managing director (currently managing director): Yuzo Ichinose
Director: Masaru Shingu
Auditor (part-time): Yasuo Nakayama

These changes to be effective May 30, 2005.

2. Retirement

Retirement of representative director
Teruo Tabata will retire from his position as president and representative director.
Retirement of corporate auditor
Takahiro Ogawa will retire as a part-time auditor.

These changes to be effective May 30, 2005.

3. Reasons for personnel changes

Sanyo Epson Imaging Devices Corporation was established on October 1, 2004, through a merger of Epson's Displays Operations Division and Sanyo Electric's various display operations. Sanyo Epson's goal is to become the leading manufacturer of small and medium-sized liquid crystal displays for mobile phones, digital cameras, and automotive applications.
Since its launch, the new company has rapidly pursued the integration of its operations and the fusion of the Epson and Sanyo corporate cultures. As it has now made substantial progress in building a corporate structure suitable for a leading LCD manufacturer, such as by focusing on small and medium-sized displays through selection and concentration, integrating systems, and reorganizing and strengthening its sales structure, the company has decided to appoint a new executive team.
The new executives will work together with the company's employees to further strengthen Sanyo Epson's corporate structure in order that the company as a whole will make further forceful strides forward in the future.

Please see the attachment for a profile of the new president.

About Sanyo Epson
Sanyo Epson Imaging Devices Corporation was established by Epson and Sanyo Electric Co., Ltd. on October 1, 2004. Epson holds 55% of the joint venture, and SANYO 45%. The new company aims to become a leading manufacturer of small and medium-sized liquid crystal displays for mobile phones, digital cameras, and automotive applications. For further information, visit Sanyo Epson's website at http://www.sanyo-epson.com/e/.

About Epson
Epson is a global leader in imaging products including printers, projectors and LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency. Epson is a network of 85,647 employees in 115 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1479.7 billion yen in fiscal 2004. For further information, visit Epson's website at http://www.epson.co.jp/e/.

About SANYO
Sanyo Electric Co., Ltd. is one of the global consumer electronics giants leading the way in technology innovation for its strategic business domains "Digital & Device" and "Energy & Ecology." SANYO's businesses cover a broad range from AV/information and communications equipment, home appliances, commercial equipment, electronic devices, batteries and others. For further information, visit SANYO's website at http://www.global-sanyo.com/.

Contact:
Corporate Communications
Sanyo Epson Imaging Devices Corporation E-mail: www@sanyo-epson.com

Downloads | Privacy Policy | Terms & Conditions | Site Map | Japanese | Copyright © SEIKO EPSON CORP 2005

(8)	May 20, 2005	Announcement of Partial Correction to Consolidated Results for Year Ended March 31, 2005

newsroom

Newsroom Home
Newsroom Archive
Press Release Photos
Fast Facts
Feature Articles

the Epson company

The Epson Company Home
An Overview of Seiko Epson
Epson Business Strategy
Epson's Global Network
Commitment to Innovation
Epson's Leadership Team
Epson Milestones

investor relations

Investor Relations Home
Annual Report
IR Schedule
Financial Highlights
Consolidated Financial Information
Annual General Meeting

News Release

Announcement of Partial Correction to Consolidated Results for Year Ended March 31, 2005

- TOKYO, Japan, May 20, 2005 -

Seiko Epson Corporation today announced partial correction to the consolidated results for the year ended March 31, 2005, announced on April 26, 2005. Details of the correction are as follows:

Correction of the "Electronic devices" section of "Operating Performance Highlights by Business Segments" on page 14
The deleted phrase has been bolded and underlined.

Before correction
Despite the benefits yielded by the company's programs to drive down costs in each business, operating income in the electronic device business segment declined**, as gross profit shrank** due to a variety of factors. Factors include, but are not limited to, a worsening of profitability in amorphous silicon TFT LCDs due to the effects of plummeting market prices for large-size panels in the second half of the year under review; intensified competition in color LCD drivers and the accompanying erosion of selling prices; and a low rate of capacity utilization for low-temperature polysilicon TFT LCDs since shortly after the business began operations.

After correction
Despite the benefits yielded by the company's programs to drive down costs in each business, operating income in the electronic device business segment declined due to a variety of factors. Factors include, but are not limited to, a worsening of profitability in amorphous silicon TFT LCDs due to the effects of plummeting market prices for large-size panels in the second half of the year under review; intensified competition in color LCD drivers and the accompanying erosion of selling prices; and a low rate of capacity utilization for low-temperature polysilicon TFT LCDs since shortly after the business began operations.

Click here to see a full version of the consolidated results and the supplementary information.

 Copyright © SEIKO EPSON CORP 2005